Filed Pursuant to Rule 424(b)(3)

Registration No. 333-253114

Registration No. 333-264421

PROSPECTUS SUPPLEMENT NO. 5

(to Prospectus dated April 19, 2022 and

Prospectus dated April 28, 2022)

ADVENT TECHNOLOGIES HOLDINGS, INC.

Primary Offering Of

26,392,355 Shares of Common Stock

Secondary Offering of

23,210,601 Shares of Common Stock

4,340,278 Warrants to Purchase Common Stock

and

10,152,865 Shares of Common Stock

This prospectus supplement amends and supplements (i) the prospectus dated April 19, 2022 (as supplemented or amended from time to time, the “April 19 Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-253114) and (ii) the prospectus dated April 28, 2022 (as supplemented or amended from time to time, the “April 28 Prospectus” and together with the April 19 Prospectus, the “Prospectuses” and each, a “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-264421). This prospectus supplement is being filed to update and supplement the information in each Prospectus with the information contained in our Quarterly Report on Form 10-Q for the period ended September 30, 2022 as filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2022 and our Current Report on Form 8-K, as filed with the SEC on November 4, 2022 (each of which is attached to and a part of this prospectus supplement), only to the extent that any information contained in those documents is deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

The April 19 Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of (i) 22,029,279 shares of our common stock that may be issued upon exercise of warrants to purchase common stock at an exercise price of $11.50 per share (the “public warrants”) issued by AMCI Acquisition Corp. (“AMCI”) in its initial public offering; (ii) 3,940,278 shares of our common stock that may be issued upon exercise of placement warrants at an exercise price of $11.50 per share that were originally sold to AMCI Sponsor LLC (the “Sponsor”) in a private placement consummated simultaneously with AMCI’s IPO (the “placement warrants”); and (iii) up to an aggregate of 400,000 shares of our common stock that may be issued upon the exercise of the working capital warrants at an exercise price of $11.50 per share that were issued to the Sponsor in connection with loans made by it to AMCI prior to the closing of the Business Combination, (the “working capital warrants” and, together with the placement warrants and the public warrants, the “warrants”).

The April 19 Prospectus and this prospectus supplement also relate to the offer and sale, from time to time, by the selling securityholders named in the April 19 Prospectus or any of their permitted transferees, of (i) up to an aggregate of 6,500,000 shares of our common stock that were issued to certain investors in a private placement in connection with the closing of the Business Combination; (ii) up to an aggregate of 12,370,323 shares of our common stock otherwise held by the selling securityholders; (iii) up to an aggregate of 3,940,278 shares of our common stock that may be issued upon exercise of the placement warrants held by the selling securityholders; (iv) up to an aggregate of 400,000 shares of our common stock that may be issued upon the exercise of the working capital warrants held by the selling securityholders and (v) up to an aggregate of 3,940,278 placement warrants and 400,000 working capital warrants held by the selling securityholders, as further described in the April 19 Prospectus. The April 19 Prospectus and this prospectus supplement also cover any additional securities that may become issuable by reason of share splits, share dividends or other similar transactions.

The April 28 Prospectus relates to the offer and sale, from time to time, by the selling securityholders named in the April 28 Prospectus or any of their permitted transferees of up to an aggregate of 10,152,865 shares of our common stock, consisting of (i) 5,124,846 shares issued to F.E.R. fischer Edelstahlrohre GmbH on August 31, 2021 pursuant to the Share Purchase Agreement, dated as of June 25, 2021, and (ii) 5,028,019 shares held by other selling securityholders. The April 28 Prospectus and this prospectus supplement also covers any additional securities that may become issuable by reason of share splits, share dividends or other similar transactions.

Our common stock and warrants are listed on Nasdaq under the symbols “ADN” and “ADNWW”, respectively. On November 14, 2022, the closing price of our common stock was $1.92 per share and the closing price of our warrants was $0.27 per share.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 13 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 14, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 10-Q

(Mark One)

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission File Number: 001-38742

Advent Technologies Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	83-0982969
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

200 Clarendon Street Boston, Massachusetts	02116
(Address of principal executive offices)	(Zip code)

(617) 655-6000

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	ADN	The Nasdaq Capital Market
Warrants	ADNWW	The Nasdaq Capital Market

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒  No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes  ☒  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐  No  ☒

As of November 14, 2022, the registrant had 51,717,720 shares of common stock, par value $0.0001 per share, issued and outstanding.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 10-Q contains forward-looking statements, which reflect our current views with respect to, among other things, our operations and financial performance. All statements other than statements of historical facts contained in this Quarterly Report on Form 10-Q, including statements regarding our future results of operations and financial position, business strategy and plans and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “could,” “target,” “predict,” “seek” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short- and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those referenced in the section titled “Risk Factors” in this Quarterly Report on Form 10-Q and in our Annual Report on Form 10-K for the year ended December 31, 2021 (“2021 Annual Report”) which could cause actual results to differ materially. Moreover, we operate in a very competitive and rapidly changing environment and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in or implied by any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Quarterly Report on Form 10-Q may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Some of the key factors that could cause actual results to differ from our expectations include:

●	our ability to maintain the listing of our shares of common stock and warrants on Nasdaq;

●	our ability to raise financing in the future;

●	our success in retaining or recruiting officers, key employees or directors;

●	factors relating to our business, operations and financial performance, including:

○	our ability to control the costs associated with our operations;

○	our ability to grow and manage growth profitably;

○	our reliance on complex machinery for our operations and production;

○	the market’s willingness to adopt our technology;

○	our ability to maintain relationships with customers;

○	the potential impact of product recalls;

○	our ability to compete within our industry;

○	increases in costs, disruption of supply or shortage of raw materials;

○	risks associated with strategic alliances or acquisitions, including the acquisition of SerEnergy A/S, a Danish stock corporation (“SerEnergy”) and fischer eco solutions GmbH, a German limited liability company (“FES”), former wholly-owned subsidiaries of F.E.R. fischer Edelstahlrohre GmbH, completed on August 31, 2021;

○	the impact of unfavorable changes in U.S. and international regulations;

○	the availability of and our ability to meet the terms and conditions for government grants and economic incentives; and

○	our ability to protect our intellectual property rights;

●	market conditions and global and economic factors beyond our control, including the potential adverse effects of the ongoing global coronavirus (COVID-19) pandemic on capital markets, general economic conditions, unemployment and our liquidity, operations and personnel;

●	volatility of our stock price and potential share dilution;

●	future exchange and interest rates; and

●	other factors detailed within the 2021 Annual Report under the section entitled “Risk Factors.”

The forward-looking statements included in this Quarterly Report on Form 10-Q are made only as of the date of this report. You should not rely upon forward-looking statements as predictions of future events. We cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Quarterly Report on Form 10-Q to conform these statements to actual results or reflect interim developments.

As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. For a discussion of the risks involved in our business and investing in our common stock, see the section entitled “Risk Factors” within the 2021 Annual Report.

Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by these forward-looking statements. You should not place undue reliance on these forward-looking statements.

EXPLANATORY NOTE

This Quarterly Report on Form 10-Q contains our unaudited condensed consolidated financial statements for the three- and nine-month periods ended September 30, 2022.

We were originally incorporated in Delaware on June 18, 2018 under the name “AMCI Acquisition Corp.” as a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more target businesses. On November 20, 2018, we consummated our initial public offering, following which our shares began trading on the Nasdaq Capital Market (“Nasdaq”).

On February 4, 2021, we consummated the business combination (the “Business Combination”) pursuant to that certain Agreement and Plan of Merger, dated October 12, 2020, by and among AMCI Acquisition Corp. (the “AMCI”), AMCI Merger Sub Corp., a Delaware corporation and newly formed wholly-owned subsidiary of the Company (“Merger Sub”), AMCI Sponsor LLC (the “Sponsor”), solely in the capacity as the representative from and after the effective time of the Business Combination (the “Effective Time”) for the stockholders of AMCI (other than the Legacy Advent stockholders) , Advent Technologies, Inc., a Delaware corporation (“Legacy Advent”), and Vassilios Gregoriou, solely in his capacity as the representative from and after the Effective Time for the Advent stockholders (the “Seller Representative”), as amended by Amendment No. 1 and Amendment No. 2 to the Agreement and Plan of Merger (as amended, the “Merger Agreement”), dated as of October 19, 2020 and December 31, 2020, respectively, by and among AMCI, Merger Sub, Sponsor, Legacy Advent, and Seller Representative. In connection with the closing of the Business Combination (the “Closing”), we acquired 100% of the stock of Legacy Advent (as it existed immediately prior to the Closing) and its subsidiaries, changed our name from “AMCI Acquisition Corp.” to “Advent Technologies Holdings, Inc.” and changed the trading symbols of our common stock and warrants on Nasdaq from “AMCI” and “AMCIW” to “ADN” and “ADNWW,” respectively.

For accounting purposes, the Business Combination is treated as a reverse acquisition and recapitalization, in which Legacy Advent is considered the accounting acquirer (and legal acquiree) and the Company is considered the accounting acquiree (and legal acquirer). Additionally, unless otherwise stated or the context indicates otherwise, with respect to the financial information contained in this Quarterly Report on Form 10-Q, including in “Part I, Item 1. Unaudited Condensed Consolidated Financial Statements” and the notes thereto and in “Part I, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the financial information relating to the three and nine months ended September 30, 2021, are those of Legacy Advent and its subsidiaries for the period prior to the Closing and the financial information of the Company and its subsidiaries for the period subsequent to the Closing; the financial information relating to the three and nine months ended September 30, 2022, are those of the Company and its subsidiaries. See Note 1 “Basis of Presentation” in the accompanying unaudited condensed consolidated financial statements for additional information.

Unless the context indicates otherwise, the terms “Advent,” the “Company,” we,” “us” and “our” refer to Advent Technologies Holdings, Inc. and its subsidiaries taken as a whole.

Advent Technologies Holdings, Inc.

i

PART I—FINANCIAL INFORMATION

Item 1. Unaudited Condensed Consolidated Financial Statements

ADVENT TECHNOLOGIES HOLDINGS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in USD thousands, except share and per share amounts)

	As of
	September 30, 2022 (Unaudited)	December 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	$42,446	$79,764
Accounts receivable	1,987	3,139
Contract assets	914	1,617
Inventories	10,933	6,958
Prepaid expenses and Other current assets	5,065	5,873
Total current assets	61,345	97,351
Non-current assets:
Goodwill	30,030	30,030
Intangibles, net	21,338	23,344
Property and equipment, net	9,745	8,585
Other non-current assets	2,918	2,475
Deferred tax assets	1,827	1,246
Available for sale financial asset	291	-
Total non-current assets	66,149	65,680
Total assets	$127,494	$163,031
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Trade and other payables	$3,630	$4,837
Deferred income from grants, current	906	205
Contract liabilities	1,221	1,118
Other current liabilities	8,097	12,515
Income tax payable	168	196
Total current liabilities	14,022	18,871
Non-current liabilities:
Warrant liability	3,125	10,373
Deferred tax liabilities	2,159	2,500
Defined benefit obligation	96	90
Deferred income from grants, non-current	95	-
Other long-term liabilities	600	996
Total non-current liabilities	6,075	13,959
Total liabilities	20,097	32,830
Commitments and contingent liabilities
Stockholders’ equity
Common stock ($0.0001 par value per share; Shares authorized: 110,000,000 at September 30, 2022 and December 31, 2021; Issued and outstanding: 51,717,720 and 51,253,591 at September 30, 2022 and December 31, 2021, respectively)	5	5
Preferred stock ($0.0001 par value per share; Shares authorized: 1,000,000 at September 30, 2022 and December 31, 2021; nil issued and outstanding at September 30, 2022 and December 31, 2021)	-	-
Additional paid-in capital	171,842	164,894
Accumulated other comprehensive loss	(4,313)	(1,273)
Accumulated deficit	(60,137)	(33,425)
Total stockholders’ equity	107,397	130,201
Total liabilities and stockholders’ equity	$127,494	$163,031

See accompanying notes to unaudited condensed consolidated financial statements.

ADVENT TECHNOLOGIES HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in USD thousands, except share and per share amounts)

	Three months ended September 30, (Unaudited)		Nine months ended September 30, (Unaudited)
	2022	2021	2022	2021
Revenue, net	$2,399	$1,674	$5,880	$4,167
Cost of revenues	(2,339)	(1,646)	(6,126)	(2,663)
Gross profit / (loss)	60	28	(246)	1,504
Income from grants	294	508	1,011	632
Research and development expenses	(2,547)	(893)	(7,338)	(1,561)
Administrative and selling expenses	(8,203)	(13,041)	(26,657)	(27,558)
Amortization of intangibles	(696)	(310)	(2,113)	(467)
Operating loss	(11,092)	(13,708)	(35,343)	(27,450)
Fair value change of warrant liability	(911)	2,422	7,248	15,833
Finance income / (expenses), net	-	(14)	(9)	(27)
Foreign exchange gains / (losses), net	(33)	(15)	(51)	(2)
Other income / (expenses), net	1	(16)	(220)	78
Loss before income tax	(12,035)	(11,331)	(28,375)	(11,568)
Income taxes	567	51	1,663	51
Net loss	$(11,468)	$(11,280)	$(26,712)	$(11,517)
Net loss per share
Basic loss per share	(0.22)	(0.23)	(0.52)	(0.26)
Basic weighted average number of shares	51,660,133	48,325,164	51,465,004	43,982,039
Diluted loss per share	(0.22)	(0.23)	(0.52)	(0.26)
Diluted weighted average number of shares	51,660,133	48,325,164	51,465,004	43,982,039

See accompanying notes to unaudited condensed consolidated financial statements.

ADVENT TECHNOLOGIES HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in USD thousands)

	Three months ended September 30, (Unaudited)		Nine months ended September 30, (Unaudited)
	2022	2021	2022	2021
Net loss	$(11,468)	$(11,280)	$(26,712)	$(11,517)
Other comprehensive loss, net of tax effect:
Foreign currency translation adjustment	(1,181)	(541)	(3,040)	(829)
Total other comprehensive loss	(1,181)	(541)	(3,040)	(829)
Comprehensive loss	$(12,649)	$(11,821)	$(29,752)	$(12,346)

See accompanying notes to unaudited condensed consolidated financial statements.

ADVENT TECHNOLOGIES HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY / (DEFICIT)

(Amounts in USD thousands, except share amounts)

	Three Months Ended September 30, 2022
	Preferred Stock Series A Shares	Amount	Preferred Stock Series Seed Shares	Amount	Common Stock Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated OCI	Total Stockholders’ Equity
Balance as of June 30, 2022 (Unaudited)	-	$-	-	$-	51,631,509	$5	$169,980	$(48,669)	$(3,132)	$118,184
Stock issued under stock compensation plan (Unaudited)	-	-	-	-	86,211	0	-	-	-	0
Stock based compensation expense (Unaudited)	-	-	-	-	-	-	1,862	-	-	1,862
Net loss (Unaudited)	-	-	-	-	-	-	-	(11,468)	-	(11,468)
Other comprehensive loss (Unaudited)	-	-	-	-	-	-	-	-	(1,181)	(1,181)
Balance as of September 30, 2022 (Unaudited)	-	$-	-	$-	51,717,720	$5	$171,842	$(60,137)	$(4,313)	$107,397

See accompanying notes to unaudited condensed consolidated financial statements

ADVENT TECHNOLOGIES HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY / (DEFICIT)

(Amounts in USD thousands, except share amounts)

	Nine Months Ended September 30, 2022
	Preferred Stock Series A Shares	Amount	Preferred Stock Series Seed Shares	Amount	Common Stock Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated OCI	Total Stockholders’ Equity
Balance as of December 31, 2021	-	$-	-	$-	51,253,591	$5	$164,894	$(33,425)	$(1,273)	$130,201
Stock issued under stock compensation plan (Unaudited)	-	-	-	-	464,129	0	-	-	-	0
Stock based compensation expense (Unaudited)	-	-	-	-	-	-	6,948	-	-	6,948
Net loss (Unaudited)	-	-	-	-	-	-	-	(26,712)	-	(26,712)
Other comprehensive loss (Unaudited)	-	-	-	-	-	-	-	-	(3,040)	(3,040)
Balance as of September 30, 2022 (Unaudited)	-	$-	-	$-	51,717,720	$5	$171,842	$(60,137)	$(4,313)	$107,397

See accompanying notes to unaudited condensed consolidated financial statements

ADVENT TECHNOLOGIES HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY / (DEFICIT)

(Amounts in USD thousands, except share amounts)

	Three Months Ended September 30, 2021
	Preferred Stock Series A Shares	Amount	Preferred Stock Series Seed Shares	Amount	Common Stock Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated OCI	Total Stockholders’ Equity
Balance as of June 30, 2021 (Unaudited)	-	$-	-	$-	46,128,745	$4	119,965	$(13,139)	$(176)	$106,654
Share capital increase (Unaudited)	-	-	-	-	5,124,846	1	37,923	-	-	37,924
Stock based compensation expense (Unaudited)	-	-	-	-	-	-	3,376	-	-	3,376
Net Loss (Unaudited)	-	-	-	-	-	-	-	(11,280)	-	(11,280)
Other comprehensive loss (Unaudited)	-	-	-	-	-	-	-	-	(541)	(541)
Balance as of September 30, 2021 (Unaudited)	-	$-	-	$-	51,253,591	$5	$161,264	$(24,419)	$(717)	$136,133

See accompanying notes to unaudited condensed consolidated financial statements

ADVENT TECHNOLOGIES HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY / (DEFICIT)

(Amounts in USD thousands, except share amounts)

	Nine Months Ended September 30, 2021
	Preferred Stock Series A Shares	Amount	Preferred Stock Series Seed Shares	Amount	Common Stock Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated OCI	Total Stockholders’ (Deficit) Equity
Balance as of December 31, 2020	844,037	$1	2,095,592	$1	3,017,057	$3	$10,991	$(12,902)	$112	$(1,794)
Retroactive application of recapitalization (Unaudited)	(844,037)	(1)	(2,095,592)	(1)	22,016,341	(1)	3	-	-	-
Adjusted balance, beginning of period (Unaudited)*	-	-	-	-	25,033,398	2	10,994	(12,902)	112	(1,794)
Business combination and PIPE financing (Unaudited)	-	-	-	-	21,072,549	2	108,006	-	-	108,008
Share capital increase from warrants exercise (Unaudited)	-	-	-	-	22,798	0	262	-	-	262
Share capital increase (Unaudited)	-	-	-	-	5,124,846	1	37,923	-	-	37,924
Stock based compensation expense (Unaudited)	-	-	-	-	-	-	4,079	-	-	4,079
Net loss (Unaudited)	-	-	-	-	-	-	-	(11,517)	-	(11,517)
Other comprehensive loss (Unaudited)	-	-	-	-	-	-	-	-	(829)	(829)
Balance as of September 30, 2021 (Unaudited)	-	$-	-	$-	51,253,591	$5	$161,264	$(24,419)	$(717)	$136,133

*	The amounts have been retroactively restated to give effect to the recapitalization transaction.

See accompanying notes to unaudited condensed consolidated financial statements

ADVENT TECHNOLOGIES HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in USD thousands)

	Nine months ended September 30, (Unaudited)
	2022	2021
Net Cash used in Operating Activities	$(32,166)	$(24,690)

Cash Flows from Investing Activities:
Purchases of property and equipment	(3,549)	(2,659)
Purchases of intangible assets	(117)	-
Advances for the acquisition of property and equipment	-	(1,918)
Acquisition of subsidiaries, net of cash acquired	-	(19,425)
Acquisition of available for sale financial assets	(319)	-
Net Cash used in Investing Activities	$(3,985)	$(24,002)

Cash Flows from Financing Activities:
Business Combination and PIPE financing, net of issuance costs paid	-	141,121
Proceeds of issuance of common stock and paid-in capital from warrants exercise	-	262
State loan proceeds	-	113
State refundable deposit repayment	(41)	-
Net Cash (used in) provided by Financing Activities	$(41)	$141,496

Net increase / (decrease) in cash and cash equivalents	$(36,192)	$92,804
Effect of exchange rate changes on cash and cash equivalents	(1,126)	(828)
Cash and cash equivalents at the beginning of the period	79,764	516
Cash and cash equivalents at the end of the period	$42,446	$92,492

Supplemental Cash Flow Information
Cash activities
Interest paid	$16	$-
Non-cash Investing and Financing Activities:
Stock-based compensation	$7,747	$4,079

See accompanying notes to unaudited condensed consolidated financial statements.

ADVENT TECHNOLOGIES HOLDINGS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of presentation

Overview

On February 4, 2021 (“Closing Date”), AMCI Acquisition Corp. (“AMCI”), consummated the previously announced business combination (the “Business Combination”) pursuant to that certain merger agreement (the “Agreement and Plan of Merger”), dated October 12, 2020, by and among AMCI, AMCI Merger Sub Corp., a Delaware corporation and newly formed wholly-owned subsidiary of AMCI (“Merger Sub”), AMCI Sponsor LLC (the “Sponsor”), solely in the capacity as the representative from and after the effective time of the Business Combination for the stockholders of AMCI, Advent Technologies, Inc., a Delaware corporation (“Legacy Advent”), and Vassilios Gregoriou, solely in his capacity as the representative from and after the effective time for the Legacy Advent stockholders (the “Seller Representative”), as amended by Amendment No. 1 and Amendment No. 2 to the Agreement and Plan of Merger, dated as of October 19, 2020 and December 31, 2020, respectively, by and among AMCI, Merger Sub, Sponsor, Legacy Advent, and Seller Representative. In connection with the closing of the Business Combination (the “Closing”), AMCI acquired 100% of the stock of Legacy Advent (as it existed immediately prior to the Closing) and its subsidiaries.

On the Closing Date, and in connection with the closing of the Business Combination, AMCI changed its name to Advent Technologies Holdings, Inc. (the “Company” or “Advent”). Legacy Advent was deemed the accounting acquirer in the Business Combination based on an analysis of the criteria outlined in Accounting Standards Codification (“ASC”) 805. This determination was primarily based on Legacy Advent’s stockholders prior to the Business Combination having a majority of the voting interests in the combined company, Legacy Advent’s operations comprising the ongoing operations of the combined company, Legacy Advent’s board of directors comprising a majority of the board of directors of the combined company, and Legacy Advent’s senior management comprising the senior management of the combined company. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of Legacy Advent issuing stock for the net assets of AMCI, accompanied by a recapitalization. The net assets of AMCI are stated at historical cost, with no goodwill or other intangible assets recorded.

While AMCI was the legal acquirer in the Business Combination, because Legacy Advent was deemed the accounting acquirer, the historical financial statements of Legacy Advent became the historical financial statements of the combined company, upon the consummation of the Business Combination. As a result, the consolidated financial statements included in this report reflect (i) the historical operating results of Legacy Advent prior to the Business Combination; (ii) the results of the Company (combined results of AMCI and Legacy Advent) following the closing of the Business Combination; (iii) the assets and liabilities of Legacy Advent at their historical cost; and (iv) Company’s equity structure for all periods presented.

In accordance with guidance applicable to these circumstances, the equity structure has been restated in all comparative periods up to the Closing Date, to reflect the number of shares of the Company’s common stock, $0.0001 par value per share, issued to Legacy Advent’s stockholders in connection with the recapitalization transaction. As such, the shares and corresponding capital amounts and earnings per share related to Legacy Advent Preferred Stock (“Preferred Series A” and “Preferred Series Seed”) and Legacy Advent common stock prior to the Business Combination have been retroactively restated as shares reflecting the exchange ratio established in the Business Combination Agreement. Activity within the statement of changes in stockholders’ equity / (deficit) for the issuances of Legacy Advent’s Preferred Stock, were also retroactively converted to Legacy Advent common stock (Note 3).

On February 18, 2021, Advent Technologies, Inc. entered into a Membership Interest Purchase Agreement with Bren-Tronics, Inc. (“Bren-Tronics”) and UltraCell, LLC (“UltraCell”), a Delaware limited liability company and a direct wholly owned subsidiary of Bren-Tronics (the “UltraCell Purchase Agreement”). See Note 3 “Business Combination” for additional information.

UltraCell LLC was renamed to Advent Technologies LLC following its acquisition by the Company.

On June 25, 2021, the Company entered into a Share Purchase Agreement (the “Purchase Agreement”), with F.E.R. fischer Edelstahlrohre GmbH, a limited liability company incorporated under the Laws of Germany (the “Seller”) to acquire all of the issued and outstanding equity interests in SerEnergy A/S, a Danish stock corporation and a wholly-owned subsidiary of the Seller (“SerEnergy”) and fischer eco solutions GmbH, a German limited liability company and a wholly-owned subsidiary of the Seller (“FES”) together with certain outstanding shareholder loan receivables. See Note 3 “Business Combination” for additional information.

SerEnergy and FES were renamed to Advent Technologies A/S and Advent Technologies GmbH, respectively, following their acquisition by the Company.

Advent Technologies Holdings, Inc. and its subsidiaries (collectively referred to as “Advent”, the “Company,” we,” “us” and “our”) is an advanced materials and technology development company operating in the fuel cell and hydrogen technology space. Advent develops, manufactures and assembles the critical components that determine the performance of hydrogen fuel cells and other energy systems. To date, Advent’s principal operations have been to develop and manufacture Membrane Electrode Assembly (MEA) and to design fuel cell stacks and complete fuel cell systems for a range of customers in the stationary power, portable power, automotive, aviation, energy storage and sensor markets.

Advent has its headquarters in Boston, Massachusetts, a product development facility in Livermore, California, and production facilities in Greece, Denmark, and Germany and sales and warehousing facilities in the Philippines.

The unaudited condensed consolidated financial statements of the Company have been prepared to reflect the consolidation of the companies listed below:

	Country of	Ownership Interest		Statements of Operations
Company Name	Incorporation	Direct	Indirect	2022	2021
Advent Technologies, Inc.	USA	100%	-	01/01 – 9/30	01/01 – 9/30
Advent Technologies S.A.	Greece	-	100%	01/01 – 9/30	01/01 – 9/30
Advent Technologies LLC	USA	-	100%	01/01 – 9/30	02/19 – 9/30
Advent Technologies GmbH	Germany	100%	-	01/01 – 9/30	09/01 – 9/30
Advent Technologies A/S	Denmark	100%	-	01/01 – 9/30	09/01 – 9/30
Advent Green Energy Philippines, Inc	Philippines	-	100%	01/01 – 9/30	09/01 – 9/30

Unaudited Condensed Consolidated Financial Statements

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) and pursuant to the regulations of the U.S. Securities and Exchange Commission (“SEC”). The unaudited financial information reflects, in the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair statement of the Company’s financial position, results of operations and cash flows for the periods indicated. The results reported for the interim period presented are not necessarily indicative of results that may be expected for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s audited consolidated financial statements as of and for the year ended December 31, 2021, included in the Annual Report on Form 10-K filed with the SEC on March 31, 2022.

The unaudited condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany accounts and transactions have been eliminated.

Share and per share amounts are presented on a post-conversion basis for all periods presented, unless otherwise specified.

Going Concern

The unaudited condensed consolidated financial statements have been prepared by management, assuming that the Company will continue as a going concern and accordingly, these financial statements do not include any adjustments that may result in the event the Company is unable to continue as a going concern.

The management of the Company assesses the Company’s ability to continue as a going concern at each period end. The assessment evaluates whether there are conditions that give rise to substantial doubt to continue as a going concern within one year from the consolidated financial statements issuance date, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The management examines closely its operating results and its cash position and makes adjustments to its cash flow forecasts where necessary.

Beginning in March 2020, the coronavirus (“COVID-19”) pandemic and the measures imposed to contain this pandemic have affected business and economic activity around the world. Since the COVID-19 outbreak, the Company has been closely monitoring and adopting all necessary measures to protect its employees and partners and to minimize as much as possible the business disruption caused by the pandemic. During 2021 and 2022, as a result of the mass vaccination schemes initiated around the world, the restrictive measures imposed by the governments began to be gradually lifted and the worldwide restrictions to mobility were relaxed, leading to increased economic activity and improved global macro-economic indicators.

Management is closely monitoring the developments around COVID-19 and is constantly assessing its implications on the Company’s productivity, results of operations and financial position. At this stage, the Company maintains a strong financial position with its cash and cash equivalents amounting to $42.4 million. Additionally, as of September 30, 2022, the Company reported a positive working capital of $47.3 million.

As of the date of this Quarterly Report on Form 10-Q, the Company’s existing cash resources are sufficient to support planned operations for the next 12 months. As a result, management believes that the Company’s existing financial resources are sufficient to continue operating activities for at least one year past the issuance date of the consolidated financial statements.

2.	Summary of Significant Accounting Policies

There have been no significant changes from the significant accounting policies disclosed in Note 2 of the “Notes to Consolidated Financial Statements” included in the Annual Report Form 10-K filed with the SEC on March 31, 2022. The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”). As an emerging growth company (“EGC”), the JOBS Act allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are applicable to private companies. The Company elected to use this extended transition period under the JOBS Act until such time the Company is no longer considered to be an EGC. The Company did not apply any new accounting policies during the three- and nine-month periods ended September 30, 2022 other than those noted within Recent Accounting Pronouncements (included in Note 2).

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, the carrying value of goodwill, provisions necessary for accounts receivables and inventory write downs, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

Fair Value Measurements

The Company follows the accounting guidance in ASC 820 for its fair value measurements of financial assets and liabilities measured at fair value on a recurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

The accounting guidance requires fair value measurements be classified and disclosed in one of the following three categories:

•	Level 1: Quoted prices in active markets for identical assets or liabilities.

•	Level 2: Observable inputs other than Level 1 prices, for similar assets or liabilities that are directly or indirectly observable in the marketplace.

•	Level 3: Unobservable inputs which are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Available for Sale Financial Asset

On May 25, 2022, Advent Technologies S.A (“Advent SA”) and UNI.FUND Mutual Fund (“UNIFUND”) entered into an agreement to finance Cyrus SA (“Cyrus”) with a convertible bond loan (“Bond Loan”) of €1.0 million. As a part of this transaction, Advent SA offered €0.3 million in bond loans with an annual interest rate of 8.00%. The term of the loan is three years and there is a surcharge of 2.5% for overdue interest.

Mandatory conversion of the Bond Loan will occur in the event of qualified financing which is equivalent to a share capital increase by Cyrus in the first three years from the execution of the Bond Loan agreement with a total amount over €3 million which is covered by third parties unrelated to the basic shareholders or by investors related to them.

The Company classifies the Bond Loan as an available for sale financial asset on the condensed consolidated balance sheets. The Company recognizes interest income within the condensed consolidated statement of operations. For the three and nine months ended September 30, 2022, the Company recognized $6 thousand of interest income related to the Bond Loan within the condensed consolidated statements of operations.

The Company initially measured the available for sale Bond Loan at the transaction price plus any applicable transaction costs. The Bond Loan is remeasured to its fair value at each reporting period and upon settlement. The estimated fair value of the Bond Loan is determined using Level 3 inputs by using a discounted cash flow model. The change in fair value is recognized within the condensed consolidated statements of comprehensive loss. The Company did not recognize any unrealized gain / (loss) from the agreement date of May 25, 2022 through September 30, 2022.

Warrant Liability

As a result of the Business Combination, the Company assumed a warrant liability (the “Warrant Liability”) related to previously issued 3,940,278 warrants, each exercisable to purchase one share of common stock at an exercise price of $11.50 per share, originally sold to AMCI Sponsor LLC (the “Sponsor”) in a private placement consummated in connection with AMCI’s initial public offering (the “Private Placement Warrants”) and the 400,000 warrants, each exercisable to purchase one share of common stock at an exercise price of $11.50 per share, converted from the Sponsor’s non-interest bearing loan to the Company of $400,000 in connection with the closing of the Business Combination (the “Working Capital Warrants”) (Note 13). The Private Placement Warrants and the Working Capital Warrants have substantially the same terms as the 22,029,279 warrants, each exercisable to purchase one share of common stock at an exercise price of $11.50 per share, issued by AMCI in its initial public offering (the “Public Warrants”).

The following tables summarize the fair value of the Company’s assets and liabilities measured at fair value on a recurring basis as of September 30, 2022 and December 31, 2021.

	As of September 30, 2022 (unaudited)
(Amounts in thousands)	Fair Value	Unobservable Inputs (Level 3)
Assets
Available for sale financial asset	$291	$291
	$291	$291

Liabilities
Warrant liability	$3,125	$3,125
	$3,125	$3,125

	As of December 31, 2021
(Amounts in thousands)	Fair Value	Unobservable Inputs (Level 3)
Liabilities
Warrant liability	$10,373	$10,373
	$10,373	$10,373

As of December 31, 2021, the Company did not hold any assets measured at fair value on a recurring basis.

The carrying amounts of the Company’s remaining financial instruments reflected on the unaudited condensed consolidated balance sheets and which consist of cash and cash equivalents, accounts receivables, net, other current assets, trade and other payables, and other current liabilities, approximate their respective fair values due to their short-term nature.

Changes in the fair value of Level 3 assets and liabilities for the three and nine months ended September 30, 2022 and 2021 were as follows:

Available for Sale Financial Asset
(Amounts in thousands)	For the Three Months Ended September 30, 2022 (unaudited)	For the Three Months Ended September 30, 2021 (unaudited)	For the Nine Months Ended September 30, 2022 (unaudited)	For the Nine Months Ended September 30, 2021 (unaudited)
Estimated fair value (beginning of period)	$311	$-	$-	$-
Estimated fair value of available for sale financial asset acquired	-	-	311	-
Foreign exchange fluctuations	(20)	-	(20)	-
Change in estimated fair value	-	-	-	-
Estimated fair value (end of period)	$291	$-	$291	$-

Warrant Liability
(Amounts in thousands)	For the Three Months Ended September 30, 2022 (unaudited)	For the Three Months Ended September 30, 2021 (unaudited)	For the Nine Months Ended September 30, 2022 (unaudited)	For the Nine Months Ended September 30, 2021 (unaudited)
Estimated fair value (beginning of period)	$2,214	$19,705	$10,373	$-
Estimated fair value of warrant issuance	-	-	-	33,116
Change in estimated fair value	911	(2,422)	(7,248)	(15,833)
Estimated fair value (end of period)	$3,125	$17,283	$3,125	$17,283

The Warrant Liability is remeasured to its fair value at each reporting period and upon settlement. The change in fair value is recognized in “Fair value change of warrant liability” on the unaudited condensed consolidated statements of operations.

The estimated fair value of the Private Placement Warrants and the Working Capital Warrants (each as defined below) is determined using Level 3 inputs by using the Black-Scholes model. The application of the Black-Scholes model requires the use of a number of inputs and significant assumptions including volatility. Significant judgment is required in determining the expected volatility of our common stock. Due to the limited history of trading of our common stock, we determined expected volatility based on a peer group of publicly traded companies.

The following tables provide quantitative information regarding Level 3 fair value measurement inputs as of their measurement date September 30, 2022:

Available for Sale Financial Asset
Interest Rate	8.00%
Discount Rate	8.00%
Remaining term (in years)	2.75

Warrant Liability
Stock price	$3.06
Exercise price (strike price)	$11.50
Risk-free interest rate	4.13%
Volatility	75.90%
Remaining term (in years)	3.34

The Company performs routine procedures such as comparing prices obtained from independent source to ensure that appropriate fair values are recorded.

Recent Accounting Pronouncements

Recently issued accounting pronouncements adopted during the year:

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. In July 2018, ASU 2018-10, Codification Improvements to Topic 842, Leases, was issued to provide more detailed guidance and additional clarification for implementing ASU 2016-02. Furthermore, in July 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements, which provides an optional transition method in addition to the existing modified retrospective transition method by allowing a cumulative effect adjustment to the opening balance of retained earnings in the period of adoption. Additionally, ASU 2019-01, Codification Improvements to Topic 842, Leases and ASU 2020-02, Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (Topic 842), provided additional clarifications for implementing ASU 2016.02.  The new lease standard was originally effective for private entities on January 1, 2021, with early adoption permitted. Following the issuance of ASU 2020-05, Effective Dates for Certain Entities (Topic 842), the effective date of Leases was deferred for private entities (the “all other” category) to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early application continues to be permitted which means that an entity may choose to implement Leases before those deferred effective dates.

The Company adopted ASC 842 on January 1, 2022 for its annual consolidated financial statements and related disclosures and for interim periods within annual periods from January 1, 2023 in accordance with the adoption dates for private entities applicable to it under its emerging growth company status. When the Company presents the adoption of the new lease standard it will use the modified retrospective method. At the time the Company presents its interim consolidated financial statements for the first quarter of 2023, it will adjust the comparative period to reflect the adoption of this standard. Furthermore, the Company elected practical expedients, which allow entities (i) to not reassess whether any expired or existing contracts are considered or contain leases; (ii) to not reassess the lease classification for any expired or existing leases (iii) to not reassess initial direct costs for any existing leases and (iv) which allows to treat the lease and non-lease components as a single lease component due to its predominant characteristic. The Company expects this standard will have a material effect on its consolidated balance sheets with the recognition of new right-of-use assets and lease liabilities for all operating leases longer than one year in duration. The Company estimates both assets and liabilities on the condensed consolidated balance sheet will increase by approximately $12.7 million as of January 1, 2022. The Company does not expect the adoption to have a significant impact upon its consolidated statements of operations and cash flows. Changes in lease population or changes in incremental borrowing rates may alter this estimate. The Company will expand its disclosures in its annual consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10 “Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance.” This ASU will improve the transparency of government assistance received by most business entities by requiring the disclosure of: (1) the types of government assistance received; (2) the accounting for such assistance; and, (3) the effect of the assistance on a business entity’s financial statements. ASU 2021-10 is effective for financial statements issued for annual periods beginning after December 15, 2021, with early application permitted. The Company adopted the standard on January 1, 2022 and is currently evaluating the impact of this standard on the Company’s annual consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. The pronouncement is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2020 for public entities, with early adoption permitted. The Company adopted the standard on January 1, 2022, in accordance with the adoption dates for private entities applicable to it under its emerging growth company status and does not believe that the standard will have a significant impact on the Company’s annual consolidated financial statements and related disclosures.

Recently issued accounting pronouncements not yet adopted:

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses of Financial Instruments, which, amends the requirement on the measurement and recognition of expected credit losses for financial assets held. Furthermore, amendments, ASU 2019-10 and ASU 2019-11 provided additional clarification for implementing ASU 2016-13. ASU 2016-13 is effective for the Company beginning January 1, 2023, with early adoption permitted. The Company is currently in the process of evaluating the effect of this guidance on the consolidated financial statements.

3.	Business Combination
(a)	AMCI Acquisition Corp.

As detailed in Note 1, on February 4, 2021, the Company and AMCI consummated the Business Combination pursuant to the terms of the Agreement and Plan of Merger, with Legacy Advent surviving the merger as a wholly-owned subsidiary of AMCI. Immediately prior to the closing of the Business Combination, all shares of outstanding preferred stock Series A and preferred stock Series Seed of Legacy Advent were automatically converted into shares of the Legacy Advent’s common stock. Upon the consummation of the Business Combination, each share of Legacy Advent common stock issued and outstanding was canceled and converted into the right to receive the amount of shares as determined based on the merger consideration of $250 million minus the estimated consolidated indebtedness of Legacy Advent and its subsidiaries as of the consummation of the Business Combination, net of their estimated consolidated cash and cash equivalents (“Closing Net Indebtedness”) divided by $10.00. The Closing Net Indebtedness was based solely on estimates determined shortly prior to the closing and was not subject to any post-closing true-up or adjustment.

Upon the closing of the Business Combination, AMCI’s certificate of incorporation was amended and restated to, among other things, authorize the issuance of 111,000,000 shares, of which 110,000,000 shares are shares of common stock, par value $0.0001 per share and 1,000,000 shares are shares of undesignated preferred stock, par value $0.0001 per share.

In connection with the execution of the Business Combination Agreement, AMCI entered into separate subscription agreements with a number of investors (each a “Subscriber”), pursuant to which the Subscribers agreed to purchase, and AMCI agreed to sell to the Subscribers, an aggregate of 6,500,000 shares of common stock, for a purchase price of $10.00 per share and an aggregate purchase price of $65.0 million, in a private placement pursuant to the subscription agreements (the “PIPE”). The PIPE investment closed simultaneously with the consummation of the Business Combination.

The Business Combination is accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, AMCI was treated as the “acquired” company for financial reporting purposes. See Note 1 “Basis of Presentation” in the accompanying consolidated financial statements for further details. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of Legacy Advent issuing stock for the net assets of AMCI, accompanied by a recapitalization. The net assets of AMCI are stated at historical cost, with no goodwill or other intangible assets recorded.

The following table reconciles the elements of the Business Combination to the consolidated statement of cash flows and the consolidated statement of changes in equity for the nine months ended September 30, 2021:

(Amounts in thousands)	Recapitalization
Cash- AMCI’s trust and cash (net of redemptions)	$93,311
Cash – PIPE plus interest	65,000
Less transaction costs and advisory fees paid	(17,189)
Less non-cash warrant liability assumed	(33,116)
Net Business Combination and PIPE financing	$108,006

The number of shares of common stock issued immediately following the consummation of the Business Combination:

Recapitalization
Class A Common Stock of AMCI, outstanding prior to Business Combination	9,061,136
Less Redemption of AMCI shares	(1,606)
Class B Common Stock of AMCI, outstanding prior to Business Combination	5,513,019
Shares issued in PIPE	6,500,000
Business Combination and PIPE financing shares	21,072,549
Legacy Advent Shares	25,033,398
Total shares of Common Stock immediately after Business Combination	46,105,947

(b)	UltraCell, LLC

On February 18, 2021 (the “acquisition date”), pursuant to the terms and conditions of the UltraCell Purchase Agreement, the Company acquired 100% of the issued and outstanding membership units of UltraCell from Bren-Tronics, Inc. The results of UltraCell’s operations have been included in the consolidated financial statements since the acquisition date.

The Company has assessed provisions in ASC 805 and concluded that the UltraCell acquisition should be accounted as an acquisition of a business. The Company evaluated whether substantially all the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets and concluded that it is not. Since the “substantially all” threshold is not met, the Company further assessed whether the set acquired includes an input and a substantive process that together significantly contribute to the ability to create outputs. Following its assessment, the Company concluded that the minimum requirements to define UltraCell as a business are met.

UltraCell is an entity specialized in lightweight fuel cells for the portable power market with mature products and cutting-edge technology.

The acquisition consideration transferred totaled $6.0 million, of which $4.0 million was cash and $2.0 million was the fair value of the contingent consideration. The contingent consideration arrangement required the Company to pay $2.0 million of additional cash to UltraCell’s former holders of membership interests, if UltraCell entered into certain customer arrangements for sales of products prior to June 30, 2021. On April 16, 2021, Advent paid the additional consideration based on UltraCell achieving completion of the terms of the contingent consideration.

Assets and liabilities at acquisition

The assets acquired and liabilities assumed at the date of acquisition were as follows (amounts in thousands):

Current assets
Cash and cash equivalents	$78
Other current assets	658
Total current assets	$736
Non-current assets	9
Total assets	$745

Current liabilities	110
Non-current liabilities	-
Total liabilities	$110

Net assets acquired	$635

Goodwill arising on acquisition

Cost of investment	$6,000
Net assets value	635
Consideration to be allocated	$5,365
Fair value adjustment - New intangibles
Trade name “UltraCell”	406
Patented technology	4,328
Total intangibles acquired	$4,734
Remaining Goodwill	$631

The fair value of the assets acquired, and liabilities assumed was based on a Purchase Price Allocation of UltraCell LLC conducted by an independent third party. The intangible assets recognized are the Trade Name “UltraCell” and the Patented Technology. The fair value measurement of the intangible assets has been performed by applying a combination of market, cost and income approach methods. The Trade Name was valued with the Relief-from-royalty method, which combines market & income approaches. The royalty rate used for the valuation of the Trade Name was 1.3%, which was determined from the market using databases from completed transactions at a global level while the discount rate used was 12.6%. The Patented Technology was valued with the multi period excess earnings method, which is an income approach. The discount rate used for the valuation of the Patented Technology was 11.6%. The Trade Name has an indefinite useful life while the Patented Technology has a useful life of 10 years.

Included in goodwill is the value of assembled workforce, which under FASB ASC topic 805, does not meet either the contractual-legal or the separability criterion in order to be separately valued as an intangible asset. As part of the acquisition, the Company acquired fully trained personnel thereby avoiding the expenditure that would have been required to hire and train equivalent personnel. Therefore, the assemblage cost avoided method was considered the most appropriate method for the valuation of the assembled workforce. The assembled workforce was valued at $0.19 million and has been included in goodwill.

Goodwill is not expected to be deductible for tax purposes.

(c)	Acquisition of SerEnergy and FES

Effective on August 31, 2021, pursuant to the previously announced Share Purchase Agreement (the “Purchase Agreement”), dated as of June 25, 2021, by and between the Company and F.E.R. fischer Edelstahlrohre GmbH, a limited liability company incorporated under the Laws of Germany (the “Seller”), the Company acquired (the “Acquisition”) all of the issued and outstanding equity interests in SerEnergy A/S, a Danish stock corporation and a wholly-owned subsidiary of the Seller (“SerEnergy”) and fischer eco solutions GmbH, a German limited liability company and a wholly-owned subsidiary of the Seller (“FES”) together with certain outstanding shareholder loan receivables. The shareholder loans became intercompany at closing and were eliminated in consolidation.

The Company has assessed provisions in ASC 805 and concluded that the Acquisition should be accounted as an acquisition of a business. The Company evaluated whether substantially all the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets and concluded that it is not. Since the “substantially all” threshold is not met, the Company further assessed whether the set acquired includes an input and a substantive process that together significantly contribute to the ability to create outputs. Following its assessment, the Company concluded that the minimum requirements to define SerEnergy and FES as a business are met.

The results of the SerEnergy’s and FES’s operations have been included in the consolidated financial statements since the acquisition date.

Pursuant to the Purchase Agreement, the Company acquired SerEnergy and FES, the fuel cell systems business of fischer Group. SerEnergy is a leading manufacturer of high-temperature polymer electrolyte membrane HT-PEM fuel cells and operates facilities in Aalborg, Denmark and in Manila, Philippines. FES operates in Achern, Germany and provides fuel-cell stack assembly and testing as well as the production of critical fuel cell components, including membrane electrode assemblies, bipolar plates and reformers.

As consideration for the transactions contemplated by the Purchase Agreement, the Company paid to the Seller $17.9 million (€15 million) in cash and on August 31, 2021, the Company issued to the Seller 5,124,846 shares of common stock of the Company (the “Share Consideration”). The Share Consideration was capped to shares representing 9.999% of the Company’s common stock outstanding as of the completion (taking into account the common stock issued as Share Consideration). An additional amount of $4.4 million, representing cash on the balance sheet of the acquired businesses at closing, will be paid to the Seller to complete the acquisition of SerEnergy and FES and is included in “Other current liabilities” (Note 12).

Assets and liabilities at acquisition

The assets acquired and liabilities assumed at the date of acquisition were as follows (amounts in thousands):

Current assets
Cash and cash equivalents	$4,367
Other current assets	10,252
Total current assets	$14,619
Non-current assets	5,388
Total assets	$20,007

Current liabilities	5,800
Non-current liabilities	1,180
Total liabilities	$6,980

Net assets acquired	$13,027

Goodwill arising on acquisition

Cost of investment
Cash consideration	$22,236
Share consideration	37,924
Total cost of investment	60,160
Less: Net assets value	13,027
Original excess purchase price	$47,133
Fair value adjustments
Real Property	76
New intangibles:
Patents	16,893
Process know-how (IPR&D)	2,612
Order backlog	266
Total intangibles acquired	$19,771
Deferred tax liability arising from the recognition of intangibles and real property valuation	(5,452)
Deferred tax assets on tax losses carried forward	3,339
Remaining Goodwill	$29,399

The fair value of the assets acquired, and liabilities assumed was based on a Purchase Price Allocation of SerEnergy and FES conducted by an independent third party.

The acquired businesses specialize in the manufacturing of hydrogen fuel cell systems and align with Advent’s ability to provide clean power in the stationary, remote, portable and off-grid markets under the “Any Fuel. Anywhere.” value proposition. The Company’s ability to deliver hydrogen through liquid fuels allows it to have immediate market opportunity today, without having to wait for the global hydrogen infrastructure to develop. The acquisitions also accelerate the Company’s strategy to cover the full vertical supply chain with its products and puts the Company in a competitive position to deliver reliable, efficient and cost-effective fuel cell systems with a new product portfolio of the latest high temperature-PEM fuel cells covering a range of 25W to 90kW systems. The acquisitions also make Advent a leading manufacturer of high temperature fuel cells across Europe and Asia. Expanding the business in Europe and Asia is a strategic move and allows the Company to have well-placed production capabilities and market penetration.

Included in goodwill is the value of assembled workforce, which under FASB ASC topic 805, does not meet either the contractual-legal or the separability criterion in order to be separately valued as an intangible asset. As part of the Acquisition, the Company acquired fully trained personnel thereby avoiding the expenditure that would have been required to hire and train equivalent personnel. The assembled workforce included in goodwill was valued at $2.4 million applying the cost approach.

Goodwill is not expected to be deductible for tax purposes.

Intangible assets

The intangible assets recognized on the acquisition of SerEnergy and FES are as follows:

Patents

Two groups of patents are assumed to be the most significant drivers of future cash flows. The patents relate to improvements in gaskets, bipolar plates and cooling plates for fuel cells. The fair value of patents was determined by applying the multi-period excess earnings method which is an income approach. The discount rate used for the valuation of patents was 7.2%. Patents are amortized over 10 years since management assumes, that these groups of patents will continue to drive cash flows for 10 years, after which new patents will be of more relevance.

Process know-how (IPR&D)

SerEnergy and FES are currently developing cost reduction initiatives (unpatented know-how) related to membrane electrode assembly, bipolar plates, gaskets, burner/reformer and electronics. This IPR&D is evaluated as a significant asset for the business as it will allow significant cost reduction leading to higher profits in the future. These cost reductions are expected to be introduced in 2023. The multi-period excess earnings method was applied to calculate the fair value of this asset. The discount rate used for the valuation of IPR&D was 10.1%. IPR&D is amortized over its useful life of 6 years, being the average timespan of a generation of fuel cell modules.

Order backlogs

Order backlogs recognized are in respect of two main customers of SerEnergy. The assessment of this asset was based on the total amount of order backlog attributable to these customers. The fair value was determined applying the income approach. Resulting cash flows after tax were discounted to present value by a minimal discount rate as the backlog’s timespan is less than a year.

4.	Related party disclosures

Balances with related parties

The were no outstanding balances with related parties as of September 30, 2022 and December 31, 2021.

Transactions with related parties

Related parties’ transactions are in the normal course of operations and are measured at the amount of consideration established and agreed to by related parties.

The Company executives, Vassilios Gregoriou, Christos Kaskavelis, Emory De Castro, James Coffey and former Chief Financial Officer, William Hunter, each received a signing bonus and transaction bonus upon the consummation of the merger in an aggregate amount of $5.6 million, which is included in administrative and selling expenses in the statement of operations for the nine months ended September 30, 2021.

5.	Accounts receivable, net

Accounts receivable consist of the following:

(Amounts in thousands)	September 30, 2022 (unaudited)	December 31, 2021
Accounts receivable from third party customers	$2,084	$3,550
Less: Allowance for credit losses	(97)	(411)
Accounts receivable, net	$1,987	$3,139

For the three and nine months ended September 30, 2022 and 2021, changes in the allowance for credit losses were as follows:

(Amounts in thousands)	For the three months ended September 30, 2022 (unaudited)	For the three months ended September 30, 2021 (unaudited)	For the nine months ended September 30, 2022 (unaudited)	For the nine months ended September 30, 2021 (unaudited)
Balance at beginning of period	$(415)	$-	$(411)	$-
Additions	1	-	(39)	-
Assumed at business combination	-	(397)	-	(397)
Income from unused provisions	319	-	319	-
Foreign exchange fluctuations	(2)	-	34	-
Balance at end of period	$(97)	$(397)	$(97)	$(397)

6.	Inventories

Inventories consist of the following:

(Amounts in thousands)	September 30, 2022 (unaudited)	December 31, 2021
Raw materials and supplies	$7,239	$5,361
Work-in-process	555	757
Finished goods	3,367	888
Total	$11,161	$7,006
Provision for slow moving inventory	(228)	(48)
Total	$10,933	$6,958

The changes in the provision for slow moving inventory is as follows:

(Amounts in thousands)	For the three months ended September 30, 2022 (unaudited)	For the three months ended September 30, 2021 (unaudited)	For the nine months ended September 30, 2022 (unaudited)	For the nine months ended September 30, 2021 (unaudited)
Balance at beginning of period	$(44)	$-	$(48)	$-
Assumed at business combination	-	(49)	-	(49)
Additions	(204)	-	(204)	-
Foreign exchange fluctuations	20	-	24	-
Balance at end of period	$(228)	$(49)	$(228)	$(49)

7.	Prepaid expenses and other current assets

Prepaid expenses are analyzed as follows:

(Amounts in thousands)	September 30, 2022 (unaudited)	December 31, 2021
Prepaid insurance expenses	$946	$355
Prepaid research expenses	287	495
Prepaid rent expenses	93	99
Other prepaid expenses	331	191
Total	$1,657	$1,140

Prepaid insurance expenses as of September 30, 2022 and December 31, 2021 mainly include prepayments to insurers for directors’ and officers’ insurance services for liabilities that may arise in their capacity as directors and officers of a public entity.

Prepaid research expenses as of September 30, 2022 and December 31, 2021 mainly relate to prepayments for expenses under the Cooperative Research and Development Agreement as discussed in Note 17.

Other current assets are analyzed as follows:

(Amounts in thousands)	September 30, 2022 (unaudited)	December 31, 2021
VAT receivable	$1,063	$981
Withholding tax	753	108
Grant receivable	375	510
Purchases under receipt	233	274
Guarantees	37	24
Other receivables	908	2,836
Accrued interest income	39	-
Total	$3,408	$4,733

On March 8, 2021, the Company entered into a lease agreement for 21,401 square feet for use as a product development and manufacturing center at Hood Park in Charlestown, MA. Under the terms of the lease, the Company will be reimbursed by the lessor for up to $8.0 million of expenses related to the design and construction of the Company’s workspace. During the three months ended September 30, 2022, the Company received $6.5 million of reimbursable expenses from the lessor. As of September 30, 2022 and December 31, 2021, other receivables include an amount of $0.8 million and $2.6 million, respectively, relating to the expenses reimbursable by the lessor.

8.	Goodwill and Intangible Assets

Goodwill

As of September 30, 2022 and December 31, 2021, the Company had goodwill of $30.0 million related to the acquisitions of UltraCell, SerEnergy, and FES, which is analyzed as follows:

(Amounts in thousands)
Goodwill on acquisition of UltraCell (Note 3b)	$631
Goodwill on acquisition of SerEnergy and FES (Note 3c)	29,399
Total goodwill	$30,030

Intangible Assets

Information regarding our intangible assets, including assets recognized from our acquisitions, as of September 30, 2022 and December 31, 2021 is as follows:

	As of September 30, 2022 (unaudited)
(Amounts in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Indefinite-lived intangible assets:
Trade name “UltraCell”	$406	$-	$406
Total indefinite-lived intangible assets	$406	$-	$406
Finite-lived intangible assets:
Patents	21,221	(2,532)	18,689
Process know-how (IPR&D)	2,612	(472)	2,140
Order backlog	266	(266)	-
Software	212	(109)	103
Total finite-lived intangible assets	$24,311	$(3,379)	$20,932
Total intangible assets	$24,717	$(3,379)	$21,338

	As of December 31, 2021
(Amounts in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Indefinite-lived intangible assets:
Trade name “UltraCell”	$406	$-	$406
Total indefinite-lived intangible assets	$406	$-	$406
Finite-lived intangible assets:
Patents	21,221	(945)	20,276
Process know-how (IPR&D)	2,612	(147)	2,465
Order backlog	266	(90)	176
Software	122	(101)	21
Total finite-lived intangible assets	$24,221	$(1,283)	$22,938
Total intangible assets	$24,627	$(1,283)	$23,344

The Company did not record any additions to indefinite-lived intangible assets in the three and nine months ended September 30, 2022. In the nine months ended September 30, 2021, the Company recorded indefinite-lived intangible assets of $0.4 million related to the trade name UltraCell.

In 2021, the Company also recorded $22.9 million (net carrying amount) of amortizing intangible assets, most of which were in connection with the Company’s acquisitions of UltraCell, SerEnergy, and FES. In the three and nine months ended September 30, 2022, the Company recorded $0.0 million and $0.1 million, respectively, of amortizing intangible assets related to software. The Company recorded $20.1 million of amortizing intangible assets during the three months ended September 30, 2021 related to the acquisitions of SerEnergy and FES. For the nine months ended September 30, 2021, the Company recorded $24.5 million of amortizing intangible assets related to the acquisitions of UltraCell, SerEnergy, and FES. The amortizing intangible assets consist of patents, process know-how (IPR&D), order backlogs, and software which are amortized over 10 years, 6 years, 1 year, and 5 years respectively. The amortization expense for the intangible assets for the three months ended September 30, 2022 and 2021 was $0.7 million and $0.3 million, respectively. The amortization expense for the intangible assets for the nine months ended September 30, 2022 and 2021 was $2.1 million and $0.5 million, respectively.

Amortization expense is recorded on a straight-line basis. Assuming constant foreign currency exchange rates and no change in the gross carrying amount of the intangible assets, future amortization expense related to the Company’s intangible assets subject to amortization as of September 30, 2022 is expected to be as follows:

(Amounts in thousands)
Fiscal Year Ended December 31,
2022	$682
2023	2,606
2024	2,606
2025	2,606
2026	2,597
Thereafter	9,835
Total	$20,932

9.	Property, plant and equipment, net

Our property, plant and equipment, net, consisted of the following:

(Amounts in thousands)	September 30, 2022 (unaudited)	December 31, 2021
Land, Buildings & Leasehold Improvements	$1,808	$1,888
Machinery	7,646	8,756
Equipment	4,184	4,091
Assets under construction	2,494	431
	$16,132	$15,166
Less: accumulated depreciation	(6,387)	(6,581)
Total	$9,745	$8,585

During the three and nine months ended September 30, 2022, additions to property, plant and equipment of $0.8 million and $3.5 million, respectively, include leasehold improvements, machinery, office and other equipment and assets under construction. During the three and nine months ended September 30, 2021, $1.8 million and $2.7 million, respectively, in additions to property and equipment concern machinery, office and other equipment and the remaining additions to the account relate to property and equipment acquired from UltraCell, SerEnergy, and FES (Note 3).

Assets under construction mainly relate to the design and construction of Company’s leased premises at Hood Park in Charlestown, as discussed in Note 7. Completed assets are transferred to their respective asset classes, and depreciation begins when an asset is ready for its intended use. During the three and nine months ended September 30, 2022, the Company did not transfer assets under construction to machinery and equipment.

Depreciation expense during the three months ended September 30, 2022 and 2021 was $0.3 million and $0.5 million, respectively. Depreciation expense during the nine months ended September 30, 2022 and 2021 was $1.1 million and $0.6 million, respectively.

During the nine months ended September 30, 2022, the Company recognized a loss of $0.2 million due to the disposal of machines and equipment no longer in use at Advent Technologies GmbH’s manufacturing facility. The loss is included in other expenses in the statement of operations for the nine months ended September 30, 2022.

There are no collaterals or other commitments on the Company’s property, plant and equipment.

10.	Other non-current assets

Other non-current assets as of September 30, 2022 and December 31, 2021 are mostly comprised of advances to suppliers for the acquisition of fixed assets of $2.6 million and $2.2 million, respectively, and guarantees paid as a security for the rental of premises of $0.2 million and $0.2 million, respectively.

11.	Trade and other payables

Trade and other payables include balances of suppliers and consulting service providers. Other payables includes $1.2 million for executive severance as of December 31, 2021.

12.	Other current liabilities

As of September 30, 2022 and December 31, 2021, other current liabilities consist of the following:

(Amounts in thousands)	September 30, 2022 (unaudited)	December 31, 2021
Accrued expenses (1)	$1,719	$5,903
Other short-term payables (2)	4,592	4,590
Taxes and duties payable	1,114	1,236
Provision for unused vacation	390	424
Accrued provision for warranties, current portion (Note 14)	195	208
Social security funds	46	84
Overtime provision	41	70
Total	$8,097	$12,515

(1)	Accrued expenses are analyzed as follows:

(Amounts in thousands)	September 30, 2022 (unaudited)	December 31, 2021
Accrued bonus	$-	$3,603
Accrued construction fees	446	1,285
Accrued expenses for legal and consulting fees	193	334
Accrued payroll fees	137	129
Other accrued expenses	943	552
Total	$1,719	$5,903

Accrued construction fees as of September 30, 2022 and December 31, 2021 relate to accrued fees for the design and construction of the Company’s leased workspace at Hood Park in Charlestown, as discussed in Note 7. Other accrued expenses mainly consist of accrual of staff expenses and audit fees.

(2)	Other short-term payables as of September 30, 2022 and December 31, 2021 include an amount of $4.4 million, which is payable to F.E.R. fischer Edelstahlrohre GmbH to complete the acquisition of SerEnergy and FES, as discussed in Note 3(c).

13.	Private Placement Warrants and Working Capital Warrants

In connection with the Business Combination, the Company assumed 3,940,278 Private Placement Warrants issued upon AMCI’s initial public offering. In addition, upon the closing of the Business Combination, the working capital loan provided by AMCI’s Sponsor to AMCI was converted into 400,000 Working Capital Warrants, which were also assumed. The terms of the Working Capital Warrants are the same as those of the Private Placement Warrants.

As of September 30, 2022 and December 31, 2021, the Company had an aggregate of 4,340,278 Private Placement Warrants and Working Capital Warrants outstanding. Each Private Placement Warrant and Working Capital Warrant entitles the registered holder to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment, at any time commencing 30 days after the completion of the Business Combination. The Public Warrants expire five years after the closing of the Business Combination or earlier upon redemption or liquidation.

The Private Placement Warrants and Working Capital Warrants are identical to the Public Warrants, except that the Private Placement Warrants and Working Capital Warrants and the common stock issuable upon the exercise of those warrants were not transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants and Working Capital Warrants are exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If those warrants are held by someone other than the initial purchasers or their permitted transferees, they will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants. As of September 30, 2022, the Private Placement Warrants and Working Capital Warrants are held by its initial purchasers.

According to the provisions of the Private Placement Warrants and Working Capital Warrants warrant agreements, the exercise price and number of shares of common stock issuable upon exercise of those warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. Private Placement Warrants and Working Capital Warrants are classified as liabilities in accordance with the Company’s evaluation of the provisions of ASC 815-40-15, which provides that a warrant is not indexed to the issuer’s common stock if the terms of the warrant require an adjustment to the exercise price upon a specified event and that event is not an input to the fair value of the warrant with a fixed exercise price and fixed number of underlying shares.

14.	Other long-term liabilities

Other long-term liabilities as of September 30, 2022 and December 31, 2021 mainly include an amount of $0.6 million and $0.8 million, respectively, being the non-current portion of a total accrued warranty reserve of $0.8 million and $1.0 million, respectively. We accrue a warranty reserve of 8% of the sale price of the fuel cells sold, typically for 2 years. Warranty reserve is released when repairs or replacements are carried out in relation to items under warranties or when the warranty period for the fuel cell expires. The portion of the warranty reserve expected to be incurred within the next 12 months is included within Other current liabilities (Note 12), while the remaining balance is included within Other long-term liabilities on the unaudited condensed consolidated balance sheet.

15.	Stockholders’ Equity / (Deficit)

Shares Authorized

As of September 30, 2022, the Company had authorized a total of 111,000,000 shares for issuance with 110,000,000 shares designated as common stock, par value $0.0001 per share, and 1,000,000 shares designated as preferred stock, par value $0.0001 per share.

Common Stock

On April 9, 2021, 22,798 shares of common stock were issued in connection with the exercise of public warrants discussed below.

On August 31, 2021, 5,124,846 shares of common stock were issued in connection with the share consideration for the acquisition of SerEnergy and FES discussed in Note 3(c).

On April 29, 2022, 9,652 shares of common stock were issued in connection with the Company’s 2021 Equity Incentive Plan (the “Plan”).

On May 5, 2022, 348,962 shares of common stock were issued in connection with the Plan.

On June 13, 2022, 9,652 shares of common stock were issued in connection with the Plan.

On June 29, 2022, 9,652 shares of common stock were issued in connection with the Plan.

On August 26, 2022, 31,351 shares of common stock were issued in connection with the Plan.

On September 2, 2022, 54,860 shares of common stock were issued in connection with the Plan.

As of September 30, 2022 and December 31, 2021, there were 51,717,720 and 51,253,591 shares of issued and outstanding common stock with a par value of $0.0001 per share, respectively.

Public Warrants

In connection with the Business Combination, the Company assumed the Public Warrants issued upon AMCI’s initial public offering.

As of December 31, 2020, the Company had 22,052,077 Public Warrants outstanding. Each Public Warrant entitles the registered holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment, at any time commencing 30 days after the completion of the Business Combination. The Public Warrants will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation. During the second quarter of 2021, certain warrant holders exercised their option to purchase an additional 22,798 shares at $11.50 per share. These exercises generated $262,177 additional proceeds to the Company and increased our shares outstanding by 22,798 shares. Following these exercises, as of September 30, 2022, the Company’s Public Warrants amounted to 22,029,279.

Once the warrants become exercisable, the Company may redeem the Public Warrants:

–	in whole and not in part;

–	at a price of $0.01 per warrant;

–	upon not less than 30 days’ prior written notice of redemption;

–	if, and only if, the reported last sale price of the Company’s common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders; and

–	if, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such warrants.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of common stock at a price below its exercise price. In addition, the warrant agreement provides that in case of a tender offer or exchange that involves 50% or more of the Company’s stockholders, the Public Warrants may be settled in cash, equity securities or other assets depending on the kind and amount received per share by the holders of the common stock in such consolidation or merger that affirmatively make such election.

The Public Warrants are classified in equity in accordance with the Company’s evaluation of the provisions of ASC 480 and ASC 815. The Company analyzed the terms of the Public Warrants and concluded that there are no terms that provide that the warrant is not indexed to the issuer’s common stock. The Company also analyzed the tender offer provision discussed above and considering that upon the Closing of the Business Combination the Company has a single class of common shares, concluded that the exception discussed in ASC 815-40-25 applies, and thus equity classification is not precluded.

Stock-Based Compensation Plans

2021 Equity Incentive Plan

The Company’s Board of Directors and shareholders previously approved the Plan to reward certain employees and directors of the Company. The Plan has been established to advance the interests of the Company by providing for the grant to Participants of Stock and Stock-based Awards. The maximum number of shares of common stock that may be delivered in satisfaction of Awards under the Plan is 6,915,892 shares.

Stock Options

Pursuant to and subject to the terms of the Plan the Company entered into separate Stock Option Agreements with each participant according to which each participant is granted an option (the “Stock Option”) to purchase up to a specific number of shares of common stock set forth in each agreement with an exercise price equal to the market price of Company’s common stock at the date of grant. Stock Options have been granted during the nine months ended September 30, 2022 as follows:

	Number of Shares	Strike Price	Grant Date Fair Value
Granted on March 18, 2022	328,167	$2.94	$2.32
Granted on July 12, 2022	410,000	$2.74	$2.39
Granted on September 7, 2022	71,850	$2.92	$2.19
Total stock options granted in 2022	810,017

The following table presents the assumptions used to estimate the fair value of the stock options as of the Grant Date:

	Assumptions
	Stock options granted on March 18, 2022	Stock options granted on July 12, 2022	Stock options granted on September 7, 2022
Expected volatility	96.7%	118.3%	87.1%
Risk-free rate	2.2%	3.0%	3.3%
Time to maturity	6.25 years	6.25 years	6.25 years

The Stock Options are granted to each participant in connection with their employment with the Company. The Stock Options vest on a graded basis over four years. The Company has a policy of recognizing compensation cost on a straight-line basis over the total requisite service period for the stock options. The Company recognized compensation cost of $0.9 million and $2.6 million in respect of Stock Options granted, which is included in administrative and selling expenses in the consolidated statement of operations for the three and nine months ended September 30, 2022, respectively. The Company recognized compensation cost of $1.0 million and $1.2 million in respect of Stock Options granted, which is included in administrative and selling expenses in the consolidated statement of operations for the three and nine months ended September 30, 2021, respectively. The Company also has a policy of accounting for forfeitures when they occur.

The following table summarizes the activities for our unvested stock options for the nine months ended September 30, 2022:

	Number of options	Weighted Average Grant Date Fair Value
Unvested as of December 31, 2021	2,624,894	$4.88
Granted	810,017	$2.34
Vested	(647,191)	$5.34
Forfeited	(70,382)	$3.41
Unvested as of September 30, 2022	2,717,338	$4.16

As of September 30, 2022, there was $9.5 million of unrecognized compensation cost related to unvested Stock Options. This amount is expected to be recognized over the remaining vesting period of Stock Options.

Restricted Stock Units

Pursuant to and subject to the terms of the Plan the Company entered into separate Restricted Stock Units (“RSUs”) with each participant. On the grant date of RSUs, the Company grants to each participant a specific number of RSUs as set forth in each agreement, giving each participant the conditional right to receive without payment one share of common stock. The RSUs are granted to each participant in connection with their ongoing employment with the Company. The Company has in place Restricted Stock Unit Agreements that vest within one year and Restricted Stock Unit Agreements that vest on a graded basis over four years. The Company has a policy of recognizing compensation cost on a straight-line basis over the total requisite service period. The Company recognized compensation cost of $1.8 million and $5.1 million in respect of RSUs, which is included in administrative and selling expenses in the consolidated statement of operations for the three and nine months ended September 30, 2022, respectively. The Company recognized compensation cost of $2.3 million and $2.8 million in respect of RSUs, which is included in administrative and selling expenses in the consolidated statement of operations for the three and nine months ended September 30, 2021, respectively. The Company also has a policy of accounting for forfeitures when they occur.

Restricted Stock Units have been granted during the nine months ended September 30, 2022 as follows:

	Number of Shares	Grant Date Fair Value
Granted on March 18, 2022	328,167	$2.94
Granted on June 8, 2022	193,548	$1.55
Granted on July 12, 2022	410,000	$2.74
Granted on September 7, 2022	71,850	$2.92
Total restricted stock units granted in 2022	1,003,565

The following table summarizes the activities for our unvested RSUs for the nine months ended September 30, 2022:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested as of December 31, 2021	2,702,099	$9.65
Granted	1,003,565	$2.59
Vested	(695,451)	$9.71
Forfeited	(99,327)	$6.73
Unvested as of September 30, 2022	2,910,886	$7.30

As of September 30, 2022, there was $17.6 million of unrecognized compensation cost related to unvested RSUs. This amount is expected to be recognized over the remaining vesting period of Restricted Stock Unit Agreements.

16.	Revenue

Revenue is analyzed as follows:

	Three Months Ended September 30, (unaudited)		Nine Months Ended September 30, (unaudited)
(Amounts in thousands)	2022	2021	2022	2021
Sales of goods	$2,395	$1,674	$5,284	$4,167
Sales of services	4	-	596	-
Total revenue from contracts with customers	$2,399	$1,674	$5,880	$4,167

The timing of revenue recognition is analyzed as follows:

(Amounts in thousands)	Three Months Ended September 30, (unaudited)		Nine Months Ended September 30, (unaudited)
Timing of revenue recognition	2022	2021	2022	2021
Revenue recognized at a point in time	$2,399	$1,674	$5,880	$3,507
Revenue recognized over time	-	-	-	660
Total revenue from contracts with customers	$2,399	$1,674	$5,880	$4,167

As of September 30, 2022 and December 31, 2021, Advent recognized contract assets of $0.9 million and $1.6 million, respectively, on the consolidated balance sheets.

As of September 30, 2022 and December 31, 2021, Advent recognized contract liabilities of $1.2 million and $1.1 million, respectively, in the consolidated balance sheets. During the nine months ended September 30, 2022, the Company recognized the amount of $0.1 million in revenues.

The aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied as of September 30, 2022 and 2021 are $2.5 million and $2.5 million, respectively. The Company expects to recognize this amount during the duration of the contract that ends in the fiscal year 2026.

17.	Collaborative Arrangements

Cooperative Research and Development Agreement

In August 2020, the Company entered into a Cooperative Research and Development Agreement (“CRADA”) with Triad National Security, LLC (“TRIAD”), Alliance for Sustainable Energy LLC (“ASE”), and Brookhaven Science Associates (“BSA”). The purpose of this project is to build a fuel cell prototype that moves this technology closer to commercial readiness which was sanctioned by the Los Alamos National Laboratory and the National Renewable Energy Laboratory. The Government's estimated total contribution, which is provided through TRIAD’s, ASE’s, and BSA’s respective contracts with the Department of Energy is $1.2 million, subject to available funding. As a part of the CRADA, the Company is required to contribute $1.2 million in cash and $0.6 million of in-kind contributions, such as personnel salaries. The cash payments are capitalized and amortized on a straight-line basis over the life of the contract. In-kind contributions are expensed as incurred. To date, the Company has not recognized any revenue from the CRADA.

Expenses from Collaborative Arrangements

For the three and nine months ended September 30, 2022, an amount of $0.3 million and $0.9 million has been recognized in research and development expenses on the consolidated statements of operations, respectively. For the three and nine months ended September 30, 2021, an amount of $0.3 million has been recognized in research and development expenses on the consolidated statements of operations, respectively.

18.	Convertible Bond Loan

On May 25, 2022, Advent SA and UNIFUND entered into an agreement to finance Cyrus with a convertible Bond Loan of €1.0 million. As a part of this transaction, Advent SA offered €0.3 million in bond loans with an annual interest rate of 8%. The term of the loan is three years and there is a surcharge of 2.5% for overdue interest.

Cyrus business relates to the research and experimental development in natural and mechanics, the construction of pumps and hydrogen compressors and the wholesale of compressors. Hydrogen compressors are critical part of the Hydrogen Refueling Stations (HRS) to be used by transport applications. Cyrus has developed a prototype Metal Hydride Compressor which offers unique advantages. The proceeds from the Bond Loan are to cover Cyrus’s working capital needs in the context of its operation and the product development.

Mandatory conversion of the Bond Loan will occur in the event of qualified financing which is equivalent to a share capital increase by Cyrus in the first three years from the execution of the Bond Loan agreement with a total amount over €3 million which is covered by third parties unrelated to the basic shareholders or by investors related to them.

19.	Income Taxes

To calculate the interim tax provision, at the end of each interim period the Company estimates the annual effective tax rate and applies that to its ordinary quarterly earnings. The effect of changes in the enacted tax laws or rates is recognized in the interim period in which the change occurs. The computation of the annual estimated effective tax rate at each interim period requires certain estimates and judgments including, but not limited to, the expected operating income for the year, projections of the proportion of income earned and taxed in foreign jurisdictions, permanent differences between book and tax amounts, and the likelihood of recovering deferred tax assets generated in the current year. The accounting estimates used to compute the provision for income taxes may change as new events occur, additional information is obtained, or the tax environment changes.

20.	Segment Reporting and Information about Geographical Areas

Reportable Segments

The Company develops and manufactures high-temperature proton exchange membranes (“HT-PEM” or “HT-PEMs”) and fuel cell systems for the off-grid and portable power markets and plans to expand into the mobility market. The Company’s current revenue is derived from the sale of fuel cell systems and from the sale of MEAs, membranes, and electrodes for specific applications in the fuel cell and energy storage (flow battery) markets. The research and development activities are viewed as another product line that contributes to the development, design, production and sale of fuel cell products; however, it is not considered a separate operating segment. The Company has identified one business segment.

Geographic Information

The following table presents revenues, by geographic location (based on the location of the entity selling the product) for the three and nine months ended September 30, 2022 and 2021:

	Three Months Ended September 30, (unaudited)		Nine Months Ended September 30, (unaudited)
(Amounts in thousands)	2022	2021	2022	2021
North America	$2,063	$650	$3,496	$2,914
Europe	322	965	1,957	1,194
Asia	14	59	427	59
Total net sales	$2,399	$1,674	$5,880	$4,167

21.	Commitments and contingencies

Litigation

The Company is subject to legal and regulatory actions that arise from time to time in the ordinary course of business. The assessment as to whether a loss is probable or reasonably possible, and as to whether such loss or a range of such loss is estimable, often involves significant judgment about future events.

There is no material pending or threatened litigation against the Company that remains outstanding as of September 30, 2022.

Guarantee letters

The Company had contingent liabilities in relation to performance guarantee letters and other guarantees provided to third parties that arise from its normal business activity and from which no substantial charges are expected to arise. As of December 31, 2021, issued letters of guarantee amount to $2.7 million. As of September 30, 2022, the Company did not hold any letters of guarantee.

Contractual obligations

In December 2021, the Company entered into a supply agreement by and among the Company, in its capacity as Customer, and BASF New Business GmbH, in its capacity as Seller. The supply agreement provides for the purchase by the Company of 21,000m2 (Minimum Quantity) of membrane from BASF during the contract duration from January 1, 2022 until December 31, 2025.

In 2022, the Company entered into a supply agreement by and among the Company, in its capacity as Customer, and De Nora Deutschland GmbH (“De Nora”), in its capacity as Seller. The supply agreement provides for the purchase by the Company of 3,236 (Minimum Quantity) of electrodes from De Nora during the contract duration from May 3, 2022 until June 24, 2023.

In 2022, the Company entered into a supply agreement by and among the Company, in its capacity as Customer, and Shin-Etsu Polymer Singapore Pte, Ltd (“Shin-Etsu”), in its capacity as Seller. The supply agreement provides for the purchase by the Company of 318,400 pieces (Minimum Quantity) of bipolar plates from Shin-Etsu during the contract duration from June 1, 2022 until June 30, 2024.

The following table summarizes our contractual obligations as of September 30, 2022:

Fiscal Year Ended December 31,	Quantity (electrodes)	Quantity (pieces)	Quantity (m2)	Price (Amounts in thousands)
2022	904	15,200	1,200	$970
2023	1,428	182,400	4,000	3,523
2024	-	108,000	6,000	2,467
2025	-	-	8,000	1,950
Total	2,332	305,600	19,200	$8,910

Operating Leases

On February 5, 2021, the Company entered into a lease agreement by and among the Company, in its capacity as tenant, and BP Hancock LLC, a Delaware limited liability company, in its capacity as landlord. The lease provides for the rental by the Company of office space at 200 Clarendon Street, Boston, MA 02116 for use as the Company’s executive offices. Under the terms of the lease, the Company leases 6,041 square feet at an initial fixed annual rent of $0.5 million. The term of the lease is for five years (unless terminated as provided in the lease) and commenced on April 1, 2021. The Company provided security in the form of a security deposit in the amount of $0.1 million which is included in Other non-current assets on the consolidated balance sheet as of September 30, 2022 and December 31, 2021.

On March 8, 2021, the Company entered into a lease for 21,401 square feet as a product development and manufacturing center at Hood Park in Charlestown, MA. Under the terms of the lease, the Company will pay an initial fixed annual rent of $1.5 million. The lease has a term of eight years and five months, with an option to extend for five years, and commenced in October 2022. The Company is obliged to provide security in the form of a security deposit in the amount of $0.8 million before commencement of the lease.

On August 31, 2021, the Company through its wholly-owned subsidiary, FES, entered into a lease agreement by and among the Company, in its capacity as lessee, and fischer group SE & Co. KG, having its registered seat in Achern, in its capacity as lessor. The lease provides for the rental by the Company of office space, workspace and outdoor laboratory at 77855 Achern, Im Gewerbegebiet 7 for use by FES. Under the terms of the lease, the Company leases 1,017 square feet at a monthly basic rate of €7,768 plus VAT. The Company provided security in the form of a parent guarantee for a maximum amount of €30,000.

Additionally, the Company’s subsidiaries, Advent Technologies S.A., UltraCell LLC, Advent Technologies A/S and Advent Green Energy Philippines, Inc., have in place rental agreements for the lease of office and factory spaces.

During the three and nine months ended September 30, 2022, the Company recorded lease expenses of $0.3 million and $1.0 million, respectively. During the three and nine months ended September 30, 2021, the Company recorded lease expenses of $0.3 million and $0.5 million, respectively.

Future Lease Payments

Future minimum lease payments under operating leases expiring subsequent to September 30, 2022, are summarized as follows (amounts in thousands):

Fiscal Year Ended December 31,
2022	$934
2023	2,439
2024	2,309
2025	2,308
2026	1,933
Thereafter	16,425
Total	$26,348

22.	Net loss per share

Net loss per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during the year.

The following table sets forth the computation of the basic and diluted net loss per share for the three and nine months ended September 30, 2022 and 2021:

	Three Months Ended September 30, (unaudited)		Nine Months Ended September 30, (unaudited)
(Amounts in thousands, except share and per share amounts)	2022	2021	2022	2021
Numerator:
Net loss	$(11,468)	$(11,280)	$(26,712)	$(11,517)
Denominator:
Basic weighted average number of shares	51,660,133	48,325,164	51,465,004	43,982,039
Diluted weighted average number of shares	51,660,133	48,325,164	51,465,004	43,982,039
Net loss per share:
Basic	$(0.22)	$(0.23)	$(0.52)	$(0.26)
Diluted	$(0.22)	$(0.23)	$(0.52)	$(0.26)

Basic net loss per share is computed by dividing net loss for the periods presented by the weighted-average number of common shares outstanding during these periods.

Diluted net loss per share is computed by dividing the net loss, by the weighted average number of common shares outstanding for the periods, adjusted for the dilutive effect of shares of common stock equivalents resulting from the assumed exercise of the Public Warrants, Private Placements Warrants, Working Capital Warrants, Stock Options and RSUs. The treasury stock method was used to calculate the potential dilutive effect of these common stock equivalents.

As the Company incurred losses for the three and nine months ended September 30, 2022 and 2021, the effect of including any potential common shares in the denominator of diluted per-share computations would have been anti-dilutive; therefore, basic and diluted losses per share are the same.

23.	Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and related notes appearing elsewhere in this Quarterly Report on Form 10-Q and our Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2022 (“2021 Annual Report”).

Some of the information contained in this discussion and analysis or set forth elsewhere in this Quarterly Report on Form 10-Q, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Item 1A. Risk Factors” section of this Quarterly Report on Form 10-Q and the “Item 1A. Risk Factors” section of our 2021 Annual Report, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

This MD&A generally discusses 2022 and 2021 items and year-over-year comparisons between 2022 and 2021. As used in this MD&A, unless the context indicates otherwise, the financial information and data relating to the three and nine months ended September 30, 2021 are those of Advent Technologies, Inc. and its subsidiaries for the period prior to the Closing and are those of Advent Technologies Holdings, Inc. for the period subsequent to the Closing; and the data for the three and nine months ended September 30, 2022 are those of Advent Technologies Holdings, Inc. See Note 1 “Basis of Presentation” in the accompanying unaudited condensed consolidated financial statements for additional information.

Advent is an advanced materials and technology development company operating in the fuel cell and hydrogen technology space. Advent develops, manufactures and assembles the critical components that determine the performance of hydrogen fuel cells and other energy systems. Advent’s core product offerings are full fuel cell systems and the Membrane Electrode Assembly (MEA) at the center of the fuel cell. The Advent MEA, which derives its key benefits from the properties of Advent’s engineered membrane technology, enables a more robust, longer-lasting and ultimately lower-cost fuel cell product.

To date, Advent’s principal operations have been to develop and manufacture MEAs, and to design fuel cell stacks and complete fuel cell systems for a range of customers in the stationary power, portable power, automotive, aviation, energy storage and sensor markets. Advent has its headquarters in Boston, Massachusetts, a product development facility in Livermore, California, and production facilities in Greece, Denmark, Germany and Philippines. In 2022, Advent anticipates opening its new research and development and manufacturing facility at Hood Park in Charlestown, Massachusetts.

The majority of Advent’s current revenue derives from the sale of fuel cell systems and MEAs, as well as the sale of membranes and electrodes for specific applications in the iron flow battery and cellphone markets, respectively. While fuel cell systems and MEA sales and associated revenues are expected to provide the majority of Advent’s future income, both of these markets remain commercially viable and have the potential to generate material future revenues based on Advent’s existing customers. Advent has also secured grant funding for a range of projects from research agencies and other organizations. Advent expects to continue to be eligible for grant funding based on its product development activities over the foreseeable future.

Business Combination and Public Company Costs

On October 12, 2020, Advent Technologies, Inc. (“Legacy Advent”) entered into the Merger Agreement with AMCI Acquisition Corp. (“AMCI”), a Delaware corporation, AMCI Merger Sub Corp., a newly-formed Delaware corporation and wholly-owned subsidiary of AMCI (“Merger Sub”), AMCI Sponsor LLC, a Delaware limited liability company (“Sponsor”), solely in the capacity as the representative from and after the effective time of the Business Combination for the stockholders of AMCI, and Vassilios Gregoriou, in the capacity as Seller Representative (the “Seller Representative”), pursuant to which, effective February 4, 2021 (the “Closing”), Merger Sub merged with and into Legacy Advent., with Legacy Advent surviving the Merger as a wholly-owned subsidiary of AMCI and AMCI changed its name to “Advent Technologies Holdings, Inc.”. Advent Technologies, Inc. is deemed the accounting predecessor and the combined entity is the successor registrant with the SEC, meaning that Advent Technologies, Inc.’s financial statements for previous periods are and will be disclosed in the company’s current and future periodic reports filed with the SEC.

While the legal acquirer in the Merger Agreement is AMCI, for financial accounting and reporting purposes under GAAP, we have determined that Advent Technologies is the accounting acquirer and the Business Combination will be accounted for as a “reverse recapitalization.” A reverse recapitalization does not result in a new basis of accounting, and the financial statements of the combined entity represent the continuation of the financial statements of Advent Technologies in many respects. Under this method of accounting, AMCI is treated as the acquired entity whereby Legacy Advent is deemed to have issued common stock for the net assets and equity of AMCI, consisting mainly of cash, accompanied by a simultaneous equity recapitalization of AMCI.

Upon consummation of the Business Combination, the most significant change in Legacy Advent’s reported financial position and results was an increase in cash of approximately $141 million. Total direct and incremental transaction costs of AMCI and Legacy Advent, along with liabilities of AMCI paid off at the Closing, were approximately $23.6 million.

As a consequence of the Business Combination, Legacy Advent became the successor to an SEC-registered and Nasdaq-listed company which has required and will require Advent to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. Advent expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources, including increased audit and legal fees.

Additionally, Advent anticipates that its revenue, capital and operating expenditures will increase significantly in connection with its ongoing activities following the Business Combination, as Advent expects to:

●	Expand U.S.-based operations to increase capacity for product testing, development projects and associated research and development activities;

●	Expand production facilities to increase and automate assembly and production of fuel cell systems and MEAs;

●	Develop improved MEA and other products for both existing and new markets, such as ultra-light MEAs designed for aviation applications, to remain at the forefront of the fast-developing hydrogen economy;

●	Increase business development and marketing activities;

●	Increase headcount in management and head office functions in order to appropriately manage Advent’s increased operations;

●	Improve its operational, financial and management information systems;

●	Obtain, maintain, expand, and protect its intellectual property portfolio; and

●	Operate as a public company.

Change in Independent Registered Public Accounting Firm

On February 9, 2021, the audit committee of the board of directors of the Company approved the engagement of Ernst & Young (Hellas) Certified Auditors Accountants S.A. (“EY”) as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements for the year ending December 31, 2021. EY served as independent registered public accounting firm of Advent prior to the Business Combination. Accordingly, Marcum LLP (“Marcum”), the Company’s independent registered public accounting firm prior to the Business Combination, was informed that it would be replaced by EY as the Company’s independent registered public accounting firm following completion of its audit of the Company’s financial statements for the fiscal year ended December 31, 2020, which consists only of the accounts of the pre-Business Combination special purpose acquisition company.

Business Developments

Share Purchase Agreement

On August 31, 2021, pursuant to the Share Purchase Agreement (the “Purchase Agreement”), dated as of June 25, 2021, by and between the Company and F.E.R. fischer Edelstahlrohre GmbH, a limited liability company incorporated under the Laws of Germany (the “Seller”), the Company acquired (the “Acquisition”) all of the issued and outstanding equity interests in SerEnergy A/S, a Danish stock corporation and a wholly-owned subsidiary of the Seller (“SerEnergy”) and fischer eco solutions GmbH, a German limited liability company and a wholly-owned subsidiary of the Seller (“FES”), together with certain outstanding shareholder loan receivables. As consideration for the transactions contemplated by the Purchase Agreement, the Company paid to the Seller €15.0 million in cash and on August 31, 2021, the Company issued to the Seller 5,124,846 shares of common stock.

Pursuant to the Purchase Agreement, the Company acquired SerEnergy and FES, the fuel cell systems business of fischer Group. SerEnergy is a leading manufacturer of methanol-powered high-temperature polymer electrolyte membrane (“HT-PEM”) fuel cells and operates facilities in Aalborg, Denmark and in Manila, Philippines. FES provides fuel-cell stack assembly and testing as well as the production of critical fuel cell components of the SerEnergy HT-PEM fuel cells, including membrane electrode assemblies, bipolar plates and reformers. FES operates a facility on fischer Group’s campus in Achern, Germany, and Advent agreed to lease that respective portion of the facility at the closing of the Acquisition.

Green HiPo Project approved by EU

On June 16, 2022, Advent announced the receipt of a notification from the Greek State informing the Company that the IPCE Green HiPo was submitted for ratification by the EU for funding of €782.1 million, spread over the next six years commencing in 2022. On July 15, 2022, Advent received official ratification from the European Commission of the EU. The Green HiPo project is designed to bring the development, design, and manufacture of HT-PEM fuel cells and electrolysers for the production of power and green hydrogen to the Western Macedonia region of Greece.

Collaboration with the DOE

The efforts with the constellation of Department of Energy National Laboratories (Los Alamos National Laboratory, LANL; Brookhaven National Laboratory, BNL; National Renewable Energy Laboratory, NREL) continue to gain momentum. This group of leading scientists and engineers is working closely with Advent’s development and manufacturing teams and are furthering the understanding of breakthrough materials that will advance HT-PEM fuel cells.  This next generation HT-PEM appears to be well suited for heavy duty transportation, marine, and aeronautical applications, as well as delivering benefits in cost and lifetime for stationary power systems used in telecom and other remote power markets.

Agreement with Hyundai Motor Company (“Hyundai”)

On April 6, 2022, Advent announced the signing of a technology assessment, sales, and development agreement with Hyundai, a leading multinational automotive manufacturer offering a range of world-class vehicles and mobility services in over 200 countries. Advent and Hyundai aim to deliver green energy solutions to current high carbon applications, using fuel cell technology. Under the agreement, Hyundai will provide catalysts to Advent for evaluation in its proprietary MEAs, while Advent intends to support Hyundai in fulfilling its fuel cell project needs, through:

●	Developing inks and structures using Hyundai catalysts, which will then be evaluated by Hyundai. Following evaluation, Hyundai will determine whether their own or standard catalysts will be used for this project.

●	Supplying MEAs throughout the development/commercialization cycle (“Advent MEAs”) for testing, evaluation, and optimization under conditions set by Hyundai.

●	Assisting Hyundai with the use and specifications of MEAs as well as their implementation into Hyundai’s designs.

Following the completion of the first phase of the project, Hyundai and Advent will collaborate closely to set out specific product requirements, collaborative product goals, as well as milestones for achieving established goals and plans for the second phase, which shall also include Advent’s stack cooling technology.

Technology Assessment Agreement for Automotives

On May 9, 2022, Advent announced the signing of a second technology assessment agreement with another large global automotive manufacturer. With a common goal of sustainability and the faster decarbonization of the U.S. automotive industry, Advent is supporting efforts to advance innovative fuel cell technology as a sustainable and efficient option for achieving carbon neutrality. More specifically, Advent will provide assistance, through:

●	Supplying MEAs for testing, evaluation, and optimization under the collaborator’s conditions.

●	Providing support on MEA operational parameters while the collaborator supplies feedback to Advent on performance and durability.

●	Sharing technical know-how for fuel cell stacks, proprietary HT-PEM technology, and leveraging HT-PEM for advanced cooling systems.

One of the primary objectives will be to conduct a detailed assessment of Advent’s proprietary HT-PEM technology and newly launched MEAs for consideration of future opportunities. Contingent upon the successful execution of the first phase of the project, the companies will work to establish a Joint Development Agreement governing specific product requirements, goals, milestones, and plans.

Memorandum of Understanding (“MoU”) with Neptune Lines Shipping and Managing Enterprises S.A. (“Neptune Lines”)

On June 1, 2022, Advent announced the signing of an MoU with Neptune Lines, a leading vehicle logistics provider operating 18 Pure Car and Truck Carrier vessels (owned or chartered), with a cargo capacity ranging between 1,500-4,600 cars.

Neptune Lines and Advent agreed to jointly conduct a pilot program to explore the application of a fuel cell-based auxiliary power system. This application will be tested by Neptune Lines’ highly experienced team, who will evaluate its performance as a sustainable source of power generation. After the evaluation stage, the parties will consider a broader collaboration.

MoU with Laskaridis Shipping Company Ltd. (“Laskaridis Shipping”)

On June 3, 2022, Advent announced the signing of an MoU with Laskaridis Shipping, a renowned ship management company based in Athens, Greece, with a fleet of 90 vessels, which includes 55 mid-sized or large dry bulk vessels. Under the terms of the MoU, Laskaridis Shipping and Advent have agreed to jointly conduct a pilot program, under which Advent will supply Laskaridis Shipping with its SereneU methanol-powered fuel cells. Laskaridis Shipping will install these systems on selected dry bulk vessels to assess their overall performance as auxiliary, back-up, or emergency power sources.

Following the successful completion of the pilot program, Laskaridis Shipping and Advent will collaborate on manufacturing and testing the next generation of Advent’s fuel cells.

Advent and Hydrogen Systems, Inc. (“Hydrogen Systems”) signed an MoU

On September 15, 2022, we announced the signing of an MoU with Hydrogen Systems, a hydrogen energy solutions company based in Riyadh, Saudi Arabia, to provide integrated hydrogen solutions and value-added support to industrial and renewable energy markets in the Middle East. Under the MoU, Hydrogen Systems aims to utilize a vast number of its existing relationships in the telecom and hydrogen energy marketplace in the Kingdom of Saudi Arabia, and elsewhere throughout the Middle East to market, sell, distribute, install, and service Advent’s full line of HT-PEM fuel cells and hydrogen production products. Simultaneously, Advent and Hydrogen Systems intend to collaborate and explore potential large-scale development opportunities for hydrogen fuel cell power applications across the region.

Advent and BASF New Business GmbH (“BASF”) signed an MoU

On December 13, 2021, it was announced that the MoU aims to develop and increase the manufacturing scale of advanced fuel cell membranes designed for long-term operations under extreme conditions. BASF intends to improve the long-term stability of its Celtec® membrane and to increase production capacity with advanced technical capabilities to enable further improved and competitive Advent fuel cell systems and MEAs. Under the agreement the two companies will explore the implementation of high-volume manufacturing for the Celtec® membranes, utilize Advent’s fuel cell stack and system testing facilities to assess and qualify the new Celtec® membrane for the SereneU (telecom power), M-ZERØ (methane emissions reduction), and Honey Badger (portable power, defense) Advent product families. Furthermore, BASF supports the realization of large-scale Important Projects of Common European Interests (“IPCEIs”), including Green HiPo, through materials for power generation, hydrogen generation, and power storage. In addition, BASF will also evaluate the producibility of the ion-pair membrane developed in collaboration by Advent and the U.S. Department of Energy. Advent has substantial experience in the development of high-temperature PEM fuel cell systems namely for stationary and portable applications as well as critical components such as MEAs and Gas Diffusion Electrodes (“GDEs”). Advent is working to increase the performance and scope of its products to satisfy the requirements of its customers and to address new applications. BASF has substantial experience in the manufacturing and development of proton-conducting membranes, GDEs, HT-PEM MEAs and the pertinent chemicals, catalysts, and compositions for their application in hydrogen separation and fuel cells. BASF is constantly improving the quality, robustness and performance of its products to support growth in fuel cell systems applications.

Advent Launches New Product Line, M-ZERØ™ Fuel Cells, to Significantly cut Methane Emissions in North America

The Advent M-ZERØ™ products, designed specifically to generate power in remote environments, will offer the ability to drop methane emissions to effectively zero where they replace methane polluting pneumatic injection technology. M-ZERØ™ will initially be deployed mainly in Canada and the United States with the ultimate goal of providing remote power to up to 185,000 oil and gas wellheads.

Selection of Wearable Fuel Cell for the DOD 2021 Validation Program

On March 31, 2021, we announced that Advent’s 50 W Reformed Methanol Wearable Fuel Cell Power System (“Honey Badger”) had been selected by the U.S. Department of Defense’s (“DOD”) National Defense Center for Energy and Environment (“NDCEE”) to take part in its demonstration/validation program for 2021. The NDCEE is a DOD program that addresses high-priority environmental, safety, occupational health, and energy technological challenges that are demonstrated and validated at active installations for military application. Advent’s Honey Badger 50™ (“HB50”) fuel cell is the only fuel cell that is part of this program that supports the U.S. Army’s goal of having a technology-enabled force by 2028.

Launch of the Honey Badger 50™ Fuel Cell System

On August 4, 2022, we announced the launch of its, a compact portable fuel cell system and quiet power supply for use in off-grid field applications such as military and rescue operations. The launch of Advent’s portable power system coincided with the Company’s fulfilment of its first shipment order from the U.S. Department of Defense. The HB50 power system can be fueled by biodegradable methanol, allowing near silent generation of up to 50W of continuous power with clean emissions. Designed for covert operations, HB50 can easily power radio and satellite communications gear, remote fixed and mobile surveillance systems, and laptop computers along with more general battery charging needs. HB50 is a unique technology that can provide 65% of weight savings versus batteries over a typical 72-hour mission. The weight savings benefit increases further for longer missions.

HB50’s unique design allows it to be used in soldier-worn configurations or operated inside a portable backpack or vehicle while charging batteries and powering soldier systems, while its thermal features allow it to operate within an ambient temperature range of -20°C to +55°C. Aside from its optimized compatibility with Integrated Visual Augmentation System (“IVAS”), HB50 can also power devices such as high frequency radios like the model 117G, as well as B-GAN and StarLink terminals. HB50’s durability allows it to be easily deployed in challenging conditions and climates while supporting mission mobility for three to seven days without the need to re-supply.

Since Honey Badger’s fuel cell technology can run on hydrogen or liquid fuels, the system can operate at a fraction of the weight of traditional military-grade batteries to meet the U.S. Department of Defense’s continuously evolving needs for ‘on-the-go’ electronics needs. As military adoption and use of IVAS equipment continues to evolve, the highly portable lightweight power solutions like Honey Badger and HB50 will become a mission critical necessity.

UltraCell Purchase Agreement

On February 18, 2021, Advent Technologies, Inc., entered into the UltraCell Purchase Agreement with Bren-Tronics and UltraCell, a Delaware limited liability company and a direct wholly owned subsidiary of Bren-Tronics. Pursuant to the UltraCell Purchase Agreement, and subject to the terms and conditions therein, on February 18, 2021, Advent acquired 100% of the issued and outstanding membership interests in UltraCell, for $4.0 million and a maximum of $6.0 million upon achievement of certain milestones. Advent also assumed the terms of Bren-Tronics lease for property used in UltraCell’s operations in Livermore, California.

Leases

On February 5, 2021, the Company entered into a lease agreement by and among the Company, in its capacity as tenant, and BP Hancock LLC, a Delaware limited liability company, in its capacity as landlord. The lease provides for the rental by the Company of office space at 200 Clarendon Street, Boston, MA 02116 for use as the Company’s executive offices. Under the terms of the lease, the Company leases 6,041 square feet at an initial fixed annual rent of $0.5 million. The term of the lease is for five years (unless terminated as provided in the lease). The Company provided security in the form of a security deposit in the amount of $0.1 million.

On March 8, 2021, the Company entered into a lease for 21,401 square feet as a product development and manufacturing center at Hood Park in Charlestown, MA. Under the terms of the lease, the Company will pay an initial fixed annual rent of $1.5 million. The lease has a term of eight years and five months, with an option to extend for five years and commenced in October 2022. The Company provided security in the form of a security deposit in the amount of $0.8 million, upon commencement of the lease.

On August 31, 2021, the Company through its wholly owned subsidiary, FES, entered into a lease agreement by and among the Company, in its capacity as lessee, and fischer group SE & Co. KG, having its registered seat in Achern, in its capacity as lessor. The lease provides for the rental by the Company of office space, workspace and outdoor laboratory at 77855 Achern, Im Gewerbegebiet 7 for use by FES. Under the terms of the lease, the Company leases 1,017 square feet at a monthly basic rate of €7,768 plus VAT. The lessor has granted the lessee an option right to extend the lease by another five years at the terms and conditions of the lease agreement (option term). The option right must be exercised by written declaration of the lessee and delivered to the lessor not later than ninety days prior to the expiration of the fixed term. The lessee is entitled to terminate the lease early (even during fixed lease term or option term), to the end of each calendar quarter with a notice period of four months. The lessee is obliged to furnish security to the lessor upon occupying the leased premises. The Company provided security in the form of a parent guarantee for a maximum amount of €30,000.

Comparability of Financial Information

Advent’s results of operations and statements of assets and liabilities may not be comparable between periods as a result of the Business Combination.

Key Factors Affecting Our Results

Advent believes that its performance and future success depend on several factors that present significant opportunities for Advent but also pose risks and challenges, including those discussed below.

Increased Customer Demand

Based on conversations with existing customers and incoming inquiries from new customers, Advent anticipates substantial increased demand for its fuel cell systems and MEAs from a wide range of customers as it scales up its production facilities and testing capabilities, and as the awareness of its MEA capabilities becomes widely known in the industry. Advent expects both its existing customers to increase order volume, and to generate substantial new orders from major organizations, with some of whom it is already in discussions regarding prospective commercial partnerships and joint development agreements. As of September 30, 2022, Advent was still generating a low level of revenues compared to its future projections and has not made any commercial sales to these major organizations.

Successful development of the Advanced MEA product

Advent’s future success depends in large part on the increasing integration of the hydrogen fuel cell into the energy transition globally over the next decade. In order to become cost-competitive with existing renewable power generation and energy storage technology and achieve widespread adoption, fuel cells will need to achieve substantial improvement in the cost/kw performance ratio delivered to prospective fuel cell customers, predominantly OEMs, System Integrators and major energy companies. Advent expects to play an important enabling role in the adoption of hydrogen fuel cells, as its MEA technology is the critical determining factor in the cost/kw performance ratio of the fuel cells. In partnership with the Los Alamos National Laboratory, Advent is currently developing its next generation MEA technology (“Advanced MEA”) which is anticipated to deliver as much as three times the power output of its current MEA product. While Advent is already projecting being able to pass through substantial cost benefits to its customers through economies of scale as it increases MEA production, the successful development of the Advanced MEA will be an important factor in delivering the required improvement in cost/kw performance to Advent’s customers.

Basis of Presentation

Advent’s consolidated financial statements have been prepared in accordance with U.S. GAAP. The Company has determined that it operates in one reportable segment. See Note 1 “Basis of Presentation” in the accompanying condensed consolidated financial statements for more information.

Components of Results of Operations

Revenue

Revenues consist of sales of goods (MEAs, membranes, fuel cell stacks, fuel cell systems and electrodes). Advent expects revenues to increase materially and be weighted towards fuel cell systems and MEA sales over time, in line with the projected increase in MEA production in response to customer demand.

Cost of Revenues

Cost of revenues consists of consumables, raw materials, processing costs and direct labor costs associated with the assembly and manufacture of MEAs, membranes, fuel cell stacks and systems and electrodes. Advent expects cost of revenues to increase substantially in line with increased production. Advent recognizes cost of revenues in the period that revenues are recognized.

Income from Grants

Income from grants consists of cash subsidies received from research agencies and other national and international organizations in support of Advent’s research and development activities. Advent expects to continue to be eligible for grant income and remains in discussion with a number of prospective grantors in relation to a number of product development activities.

Research and Development Expenses

Research and development expenses consist of costs associated with Advent’s research and development activities, such as laboratory costs and sample material costs. Advent expects its research and development activities to increase substantially as it invests in improved technology and products.

Administrative and Selling Expenses

Administrative and selling expenses consist of travel expenses, indirect labor costs, fees paid to consultants, third parties and service providers, taxes and duties, legal and audit fees, depreciation, business development salaries and limited marketing activities, and incentive and stock-based compensation expense. Advent expects administrative and selling expenses to increase in line with MEA production and revenue as the business scales up, and as a result of operating as a public company, including compliance with the rules and regulations of the SEC, legal, audit, additional insurance expenses, investor relations activities and other administrative and professional services. Depreciation is also expected to increase as the Company invests in fixed assets in support of the scale-up of the business.

Other Income / (Expenses), net

Other income / (expenses) consist of additional de minimis incidental income / (expenses) incurred by the business. These income / (expenses) are expected to remain at a de minimis level in the future.

Change in Fair Value of Warrant Liability

Change in fair value of warrant liability amounting to $(0.9) million and $7.2 million for the three and nine months ended September 30, 2022, respectively, represents the change in fair value of the Private Placement Warrants and Working Capital Warrants. Change in fair value of warrant liability amounting to $2.4 million and $15.8 million for the three and nine months ended September 30, 2021, respectively, represents the change in fair value of the Private Placement Warrants and Working Capital Warrants.

Finance income / (expenses), net

Finance income / (expenses) consist mainly of bank charges. Finance income / (expenses) are not anticipated to increase materially as Advent is not intending to take on substantial borrowings at the corporate level in the near future.

Foreign Exchange Gains / (Losses), net

Foreign exchange gains / (losses) consists of foreign exchange gains or losses on transactions denominated in foreign currencies and on translation of monetary items denominated in foreign currencies. As the Company scales up, its foreign exchange exposure is likely to increase given its revenues are denominated in both euros and dollars, and a portion of the Company’s costs are denominated in euros.

Amortization of intangibles

The intangible assets of $4.7 million recognized on the acquisition of UltraCell is the Trade Name “UltraCell” ($0.4 million) and the Patented Technology ($4.3 million). The Trade Name has an indefinite useful life while the Patented Technology has a useful life of 10 years, for which amortization expense of $0.1 million and $0.1 million has been recognized for the periods for the three months ended September 30, 2022 and 2021, respectively. The amortization expense of $0.3 million and $0.3 million has been recognized for the periods for the nine months ended September 30, 2022 and from the acquisition date of UltraCell to September 30, 2021, respectively.

The intangible assets of $19.8 million recognized on the acquisition of SerEnergy and FES are the Patents amounting to $16.9 million, the Process know-how (IPR&D) amounting to $2.6 million and the Order backlog amounting to $0.3 million. The Patents have a useful life of 10 years, the Process know-how has a useful life of 6 years and the Order backlog has a useful life of 1 year. Amortization expense of $0.6 million and $1.8 million has been recognized in relation to these intangibles for the three and nine months ended September 30, 2022, respectively. The amortization expense of $0.2 million has been recognized for the period from the acquisition date of SerEnergy and FES to September 30, 2021, respectively.

Results of Operations

Comparison of the Three Months Ended September 30, 2022 to Three Months Ended September 30, 2021

The following table sets forth a summary of our consolidated results of operations for the three months ended September 30, 2022 and 2021, and the changes between periods.

	Three months ended September 30, (unaudited)
(Amounts in thousands, except share and per share amounts)	2022	2021	$ change	% change
Revenue, net	$2,399	$1,674	$725	43.3%
Cost of revenues	(2,339)	(1,646)	(693)	42.1%
Gross profit / (loss)	60	28	32	114.3%
Income from grants	294	508	(214)	(42.1)%
Research and development expenses	(2,547)	(893)	(1,654)	185.2%
Administrative and selling expenses	(8,203)	(13,041)	4,838	(37.1)%
Amortization of intangibles	(696)	(310)	(386)	124.5%
Operating loss	(11,092)	(13,708)	2,616	(19.1)%
Fair value change of warrant liability	(911)	2,422	(3,333)	(137.6)%
Finance income / (expenses), net	-	(14)	14	(100.0)%
Foreign exchange gains / (losses), net	(33)	(15)	(18)	120.0%
Other income / (expenses), net	1	(16)	17	(106.3)%
Loss before income tax	(12,035)	(11,331)	(704)	6.2%
Income tax	567	51	516	N/A
Net loss	$(11,468)	$(11,280)	$(188)	1.7%
Net loss per share
Basic loss per share	(0.22)	(0.23)	0.01	N/A
Basic weighted average number of shares	51,660,133	48,325,164	N/A	N/A
Diluted loss per share	(0.22)	(0.23)	0.01	N/A
Diluted weighted average number of shares	51,660,133	48,325,164	N/A	N/A

Revenue, net

Our total revenue increased by approximately $0.7 million from approximately $1.7 million in the three months ended September 30, 2021 to approximately $2.4 million in the three months ended September 30, 2022. The increase in revenue was related to revenue from UltraCell’s operations (acquired on February 18, 2021) and increased demand from customers for Advent’s MEAs and other products, as a result of Advent’s customers increasing their own testing and usage of Advent’s products.

Cost of Revenues

Cost of revenues increased by approximately $0.7 million from approximately $1.6 million in the three months ended September 30, 2021 to approximately $2.3 million in the three months ended September 30, 2022. The increase in cost of revenues was related to the requirement for increased production of MEAs and fuel cell systems to satisfy customer demand, as well as, cost of revenues attributed to UltraCell’s operations. We also faced supply chain cost pressure during the three months ended September 30, 2022.

Gross profit / (loss), which is revenue, net minus the cost of revenue, increased to $60 thousand in the three months ended September 30, 2022 from $28 thousand in the three months ended September 30, 2021.

Research and Development Expenses

Research and development expenses were approximately $2.5 million in the three months ended September 30, 2022, primarily related to internal research and development costs, as well as the Company’s cooperative research development agreement with the U.S. Department of Energy. Research and development expenses were approximately $0.9 million in the three months ended September 30, 2021.

Administrative and Selling Expenses

Administrative and selling expenses were approximately $8.2 million in the three months ended September 30, 2022, and $13.0 million in the three months ended September 30, 2021. The decrease was primarily due to a non-recurring $2.4 million charge for executive severance in the three-months ended September 30, 2021 and from stock-based compensation expenses of $2.7 million for the three months ended September 30, 2022 compared to $3.3 million for the three months ended September 30, 2021.

Change in fair value of Warrant Liability

The change in fair value of warrant liability amounting to $(0.9) million and $2.4 million was due to the change in fair value of the Private Placement Warrants and Working Capital Warrants for the three months ended September 30, 2022 and 2021, respectively.

Comparison of the Nine Months Ended September 30, 2022 to Nine Months Ended September 30, 2021

The following table sets forth a summary of our consolidated results of operations for the nine months ended September 30, 2022 and 2021, and the changes between periods.

	Nine months ended September 30, (unaudited)
(Amounts in thousands, except share and per share amounts)	2022	2021	$ change	% change
Revenue, net	$5,880	$4,167	$1,713	41.1%
Cost of revenues	(6,126)	(2,663)	(3,463)	130.0%
Gross profit / (loss)	(246)	1,504	(1,750)	(116.4)%
Income from grants	1,011	632	379	60.0%
Research and development expenses	(7,338)	(1,561)	(5,777)	370.1%
Administrative and selling expenses	(26,657)	(27,558)	901	(3.3)%
Amortization of intangibles	(2,113)	(467)	(1,646)	352.5%
Operating loss	(35,343)	(27,450)	(7,893)	28.8%
Fair value change of warrant liability	7,248	15,833	(8,585)	(54.2)%
Finance income / (expenses), net	(9)	(27)	18	(66.7)%
Foreign exchange gains / (losses), net	(51)	(2)	(49)	2,450.0%
Other income / (expenses), net	(220)	78	(298)	(382.1)%
Loss before income tax	(28,375)	(11,568)	(16,807)	145.3%
Income tax	1,663	51	1,612	N/A
Net loss	$(26,712)	$(11,517)	$(15,195)	131.9%
Net loss per share
Basic loss per share	(0.52)	(0.26)	(0.26)	N/A
Basic weighted average number of shares	51,465,004	43,982,039	N/A	N/A
Diluted loss per share	(0.52)	(0.26)	(0.26)	N/A
Diluted weighted average number of shares	51,465,004	43,982,039	N/A	N/A

Revenue, net

Our total revenue increased by approximately $1.7 million from approximately $4.2 million in the nine months ended September 30, 2021 to approximately $5.9 million in the nine months ended September 30, 2022. The increase in revenue was related to revenue from UltraCell’s operations (acquired on February 18, 2021), revenue from SerEnergy and FES’s operations (acquired on August 31, 2021), and increased demand from customers for Advent’s MEAs and other products, as a result of Advent’s customers increasing their own testing and usage of Advent’s products.

Cost of Revenues

Cost of revenues increased by approximately $3.4 million from approximately $2.7 million in the nine months ended September 30, 2021 to approximately $6.1 million in the nine months ended September 30, 2022. The increase in cost of revenues was related to the requirement for increased production of MEAs and fuel cell systems to satisfy customer demand, as well as, cost of revenues attributed to UltraCell’s, SerEnergy’s and FES’s operations. We also faced supply chain cost pressure during the nine months ended September 30, 2022.

Gross profit / (loss), which is revenue, net minus the cost of revenue, decreased to $(0.2) million in the nine months ended September 30, 2022 from $1.5 million in the nine months ended September 30, 2021.

Research and Development Expenses

Research and development expenses were approximately $7.3 million in the nine months ended September 30, 2022, primarily related to internal research and development costs, as well as the Company’s cooperative research development agreement with the U.S. Department of Energy. Research and development expenses were approximately $1.6 million in the nine months ended September 30, 2021.

Administrative and Selling Expenses

Administrative and selling expenses were approximately $26.7 million in the nine months ended September 30, 2022, and $27.6 million in the nine months ended September 30, 2021. The decrease was primarily due to a non-recurring $2.4 million charge for executive severance and one-time transaction costs following the Business Combination amounting to $5.9 million in the nine-months ended September 30, 2021. This was partially offset by an increase in personnel, the recognition of stock-based compensation expense amounting to $7.7 million for the nine months ended September 30, 2022 compared to $4.0 million for the nine months ended September 30, 2021, and costs of the SerEnergy/FES businesses post-acquisition.

Change in fair value of Warrant Liability

The change in fair value of warrant liability amounting to $7.2 million and $15.8 million was due to the change in fair value of the Private Placement Warrants and Working Capital Warrants for the nine months ended September 30, 2022 and for the period February 4, 2021 to September 30, 2021, respectively.

Liquidity and Capital Resources

As of the date of this filing of the Quarterly Report on Form 10-Q, Advent’s existing cash resources and projected cash flows are anticipated to be sufficient to support planned operations for the next 12 months after the date hereof. This is based on the amount of cash we raised in the Business Combination and projected results over the next 12 months.

The following table sets forth a summary of our consolidated cash flows for the nine months ended September 30, 2022 and 2021, and the changes between periods.

	Nine Months Ended September 30, (unaudited)
(Amounts in thousands)	2022	2021	$ change	% change
Net Cash used in Operating Activities	$(32,166)	$(24,690)	$(7,476)	30.3%

Cash Flows from Investing Activities:
Purchases of property and equipment	(3,549)	(2,659)	(890)	33.5%
Purchases of intangible assets	(117)	-	(117)	N/A
Advances for the acquisition of property and equipment	-	(1,918)	1,918	N/A
Acquisition of a subsidiary, net of cash acquired	-	(19,425)	19,425	N/A
Acquisition of available for sale financial assets	(319)	-	(319)	N/A
Net Cash used in Investing Activities	$(3,985)	$(24,002)	$20,017	(83.4)%

Cash Flows from Financing Activities:
Business Combination and PIPE financing, net of issuance costs paid	-	141,121	(141,121)	N/A
Proceeds of issuance of common stock and paid-in capital from warrants exercise	-	262	(262)	N/A
State loan proceeds	-	113	(113)	N/A
State refundable deposit repayment	(41)	-	(41)	N/A
Net Cash (used in) provided by Financing Activities	$(41)	$141,496	$(141,537)	(100.0)%

Net (decrease) / increase in cash and cash equivalents	$(36,192)	$92,804	$(128,996)	(139.0)%
Effect of exchange rate changes on cash and cash equivalents	(1,126)	(828)	(298)	36.0%
Cash and cash equivalents at the beginning of period	79,764	516	79,248	15,358.1%
Cash and cash equivalents at the end of period	$42,446	$92,492	$(50,046)	(54.1)%

Cash flows used in Operating Activities

Advent’s cash flows from operating activities reflect the income statement position adjusted for working capital movements in current assets and liabilities. As Advent grows, it expects that operating cash flows will be affected by increased working capital needs to support growth in personnel-related expenditures and fluctuations in accounts receivable, inventory, accounts payable and other current assets and liabilities.

Net cash used in operating activities was approximately $(32.2) million for the nine months ended September 30, 2022, which related to outflows in connection with administrative and selling expenses, an increase in inventory, research and development expenses, and costs associated with insurances services and other personnel costs.

Net cash used in operating activities was approximately $(24.7) million for the nine months ended September 30, 2021, which related to outflows in connection with one-time transaction costs, administrative and selling expenses and costs associated with insurances services and other consulting services.

Cash Flows used in Investing Activities

Advent’s cash flows used in investing activities was approximately $(4.0) million for the nine months ended September 30, 2022, which mostly related to the acquisition of plant and equipment.

Advent’s cash flows used in investing activities was approximately $(24.0) million for the nine months ended September 30, 2021, which related to the acquisition of fixed assets and the amounts paid for the acquisition of UltraCell LLC on February 18, 2021 and the acquisition of SerEnergy and FES on August 31, 2021, net of cash acquired.

Advent expects to invest substantially in fixed assets, plant and equipment in the near future as it executes its product development programs.

Cash Flows provided by Financing Activities

Advent’s cash flows from financing activities was approximately $141.5 million for the nine months ended September 30, 2021, which related to the cash amount contributed at the date of the Merger (February 4, 2021) and proceeds from issuance of common stock and additional paid-in capital from warrants exercise.

Contract Assets and Contract Liabilities

Contract assets reflect revenue recognized and performance obligations satisfied in advance of customer billing. As of September 30, 2022 and December 31, 2021, Advent recognized contract assets of $0.9 million and $1.6 million, respectively, on the consolidated balance sheets. The balance as of September 30, 2022 and December 31, 2021 includes an amount of $0 and $0.6 million, respectively, from the SerEnergy and FES acquisition.

Advent recognizes contract liabilities when we receive customer payments or have the unconditional right to receive consideration in advance of the performance obligations being satisfied on our contracts. We receive payments from customers based on the terms established in our contracts. Contract liabilities are classified as either current or long-term liabilities in the consolidated balance sheets based on the timing of when we expect to recognize the related revenue. As of September 30, 2022 and December 31, 2021, Advent recognized contract liabilities of $1.2 million and $1.1 million, respectively, in the consolidated balance sheets. During the nine months ended September 30, 2022, the Company recognized the amount of $0.1 million in revenues. The balance as of September 30, 2022 and December 31, 2021 amounting to $1.0 million and $1.1 million, respectively, was from the SerEnergy and FES acquisition.

Off-Balance Sheet Commitments and Arrangements

Since the date of our incorporation, Advent has not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Critical Accounting Policies and Estimates

Advent’s consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Advent to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet date, as well as the reported expenses incurred during the reporting period. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates, and such differences could be material to Advent’s financial statements.

Emerging Growth Company Status

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act of 1934, as amended (the “Exchange Act”)) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. Advent elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, Advent, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard, until such time Advent is no longer considered to be an emerging growth company. At times, Advent may elect to early adopt a new or revised standard. See Note 2 in the unaudited condensed consolidated financial statements included elsewhere in this Quarterly Report on Form 10-Q for more information about the recent accounting pronouncements adopted and the recent accounting pronouncements not yet adopted for the three and nine months ending September 30, 2022 and 2021.

In addition, Advent intends to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, Advent intends to rely on such exemptions, Advent is not required to, among other things: (a) provide an auditor’s attestation report on Advent’s system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (b) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (c) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (d) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

Advent will remain an emerging growth company under the JOBS Act until the earliest of (a) the last day of Advent’s first fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended, (b) the last date of Advent’s fiscal year in which Advent has total annual gross revenue of at least $1.1 billion, (c) the date on which Advent is deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates or (d) the date on which Advent has issued more than $1.0 billion in non-convertible debt securities during the previous three years.

While Advent’s significant accounting policies are described in the notes to Advent’s financial statements (see Note 2 in the consolidated financial statements), Advent believes that the following accounting policies require a greater degree of judgment and complexity. Accordingly, these are the policies Advent believes are the most critical to aid in fully understanding and evaluating Advent’s financial condition and results of operations.

Revenue Recognition from January 1, 2019

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. We adopted ASU No. 2014-09 on January 1, 2019, using the modified retrospective approach to all contracts not completed at the date of initial application. The prior period comparative information has not been restated and continues to be reported under the accounting guidance in effect for that period.

In accordance with ASC 606, revenue is recognized when control of the promised goods or services are transferred to a customer in an amount that reflects the consideration that the Company expects to receive in exchange for those services. We apply the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its arrangements:

●	identify the contract with a customer,

●	identify the performance obligations in the contract,

●	determine the transaction price,

●	allocate the transaction price to performance obligations in the contract, and

●	recognize revenue as the performance obligation is satisfied.

With significant and recurring customers, we negotiate written master agreements as framework agreements (general terms and conditions of trading), following individual purchase orders. For customers with no master agreements, the approved purchase orders form the contract. Effectively, contracts under the revenue standard have been assessed to be the purchase orders agreed with customers.

We have assessed that each product sold is a single performance obligation because the promised goods are distinct on their own and within the context of the contract. In cases where the agreement includes customization services for the contracted products, we are providing integrated services; therefore, the goods are not separately identifiable, but are inputs to produce and deliver a combined output and form a single performance obligation within the context of the contract. Furthermore, we assessed whether it acts as a principal or agent in each of its revenue arrangements and has concluded that in all sales transactions it acts as a principal. Additionally, we, taking into consideration the guidance and indicative factors provided by ASC 606, concluded that it provides assurance type warranties (warranty period is up to two years) as it does not provide a service to the customer beyond fixing defects that existed at the time of sale. We, based on historical performance, current circumstances, and projections of trends, estimated that no allowance for returns as per warranty policy should be recognized, at the time of sale, accounted for under ASC 460, Guarantees.

Under ASC 606, we estimate the transaction price, including variable consideration, at the commencement of the contract and recognize revenue over the contract term, rather than when fees become fixed or determinable. In other words, where contracts with customers include variable consideration (i.e. volume rebates), we estimate at contract inception the variable consideration and adjust the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Furthermore, no material rights or significant financing components have been identified in our contracts. Payment terms generally include advance payment requirements. The time between a customer’s payment and completion of the performance obligation is less than one year. Payment terms are in the majority fixed and do not include variable consideration, except from volume rebates.

Revenue from satisfaction of performance obligations is recognized based on identified transaction price. The transaction price reflects the amount to which we have rights under the present contract. It is allocated to the distinct performance obligations based on standalone selling prices of the services promised in the contract. In cases of more than one performance obligation, we allocate transaction price to the distinct performance obligations in proportion to their observable stand-alone selling prices and recognize revenue as those performance obligations are satisfied.

In the majority of cases of product sales, revenue is recognized at a point in time when the customer obtains control of the respective goods that is, when the products are shipped from our facilities as control passes to the customer in accordance with agreed contracts and the stated shipping terms. In cases where the contract includes customization services, which one performance obligation is identified, revenue is recognized over time as our performance does not create an asset with alternative use and we have an enforceable right to payment for performance completed to date. We use the input method (i.e., cost-to-cost method) to measure progress towards complete satisfaction of the performance obligation.

Income from grants and related deferred income

Grants include cash subsidies received from various institutions and organizations. Grants are recognized as other income. Such amounts are recognized in the consolidated statements of operations when all conditions attached to the grants are fulfilled.

Condition to the grants would not be fulfilled unless related costs have been characterized as eligible by the grantors, are actually incurred and there is certainty that costs are allowable. These grants are recognized as deferred income when received and recorded in income when the eligible and allowable related costs and expenses are incurred. Under all grant programs, a coordinator is specified. The coordinator, among other, receives the funding from the grantor and proceeds to its distribution to the parties agreed in the process specified in the program. We assessed whether it acts as a principal or agent in its role as a coordinator for specific grants and has concluded that in all related transactions it acts as an agent.

Goodwill

The Company allocates the fair value of purchase consideration transferred in a business acquisition to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration transferred over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired licenses, trade names, in process research and development (“R&D”), useful lives and discount rates, patents, customer clientele, customer contracts and know-how. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded in the consolidated statement of operations.

For significant acquisitions, the Company obtains independent appraisals and valuations of the intangible (and certain tangible) assets acquired and certain assumed obligations as well as equity. The Company analyzes each acquisition individually and all acquisitions within each reporting period in aggregate to determine if those are material acquisitions in the context of ASC 805-10-50.

The estimated fair values and useful lives of identified intangible assets are based on many factors, including estimates and assumptions of future operating performance and cash flows of the acquired business, estimates of cost avoidance, the nature of the business acquired, the specific characteristics of the identified intangible assets and our historical experience and that of the acquired business. The estimates and assumptions used to determine the fair values and useful lives of identified intangible assets could change due to numerous factors, including product demand, market conditions, regulations affecting the business model of our operations, technological developments, economic conditions and competition.

We conduct a goodwill impairment analysis annually in the fourth fiscal quarter, or more frequently, if changes in facts and circumstances indicate that the fair value of our reporting units may be less than their carrying amounts. In testing goodwill for impairment, the Company first assesses qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, the Company determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then additional impairment testing is not required.  When the Company determines a fair value test is necessary, it estimates the fair value of a reporting unit and compares the result with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment is recorded equal to the amount by which the carrying value exceeds the fair value, up to the amount of goodwill associated with the reporting unit. Currently, we identify three reporting units.

Income Taxes

Advent follows the asset and liability method of accounting for income taxes under ASC 740, Income Taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits, such as net operating loss carry forwards, to the extent that it is more likely than not that such benefits will be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Valuation allowances are reassessed periodically to determine whether it is more likely than not that the tax benefits will be realized in the future and if any existing valuation allowance should be released.

Part of the Advent’s business activities are conducted through its subsidiaries outside of U.S. Earnings from these subsidiaries are generally indefinitely reinvested in the local businesses. Further, local laws and regulations may also restrict certain subsidiaries from paying dividends to their parents. Consequently, Advent generally does not accrue income taxes for the repatriation of such earnings in accordance with ASC 740, “Income Taxes.” To the extent that there are excess accumulated earnings that we intend to repatriate from any such subsidiaries, we recognize deferred tax liabilities on such foreign earnings.

Advent assesses its income tax positions and records tax benefits for all years subject to examination based on the evaluation of the facts, circumstances, and information available at each reporting date. For those tax positions with a greater than 50 percent likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information, Advent records a tax benefit. For those income tax positions that are not likely to be sustained, no tax benefit is recognized in the consolidated financial statements. Advent recognizes interest and penalties related to uncertain tax positions as part of the provision for income taxes.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. For those income tax positions that are not likely to be sustained, no tax benefit is recognized in the consolidated financial statements. Advent recognizes interest and penalties related to uncertain tax positions as part of the provision for income taxes.

For the three and nine months ended September 30, 2022, net income tax benefits of $0.6 million and $1.7 million, respectively, have been recorded in the consolidated statements of operations. The Company recorded net income tax benefits of $0.1 million within the consolidated statements of operations during the three and nine months ended September 30, 2021. Advent is currently not aware of any issues under review that could result in significant accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities.

The Company and its U.S. subsidiaries may be subject to potential examination by U.S. federal, state and city, while the Company’s subsidiaries outside U.S. may be subject to potential examination by their taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with the U.S. federal, state and city, and tax laws in the countries where business activities of Company’s subsidiaries are conducted. On December 22, 2017, the Tax Cuts and Jobs Act of 2017 was signed into legislation. As part of the legislation, the U.S. corporate income tax rate was reduced from 35% to 21%, among other changes.

Bond Loan

On May 25, 2022, Advent SA and UNI.FUND entered into an agreement to finance Cyrus with a Bond Loan of €1.0 million. As a part of this transaction, Advent SA offered €0.3 million in bond loans with an annual interest rate of 8.00%. The term of the loan is three years and there is a surcharge of 2.5% for overdue interest.

Mandatory conversion of the Bond Loan will occur in the event of qualified financing which is equivalent to a share capital increase by Cyrus in the first three years from the execution of the Bond Loan agreement with a total amount over €3 million which is covered by third parties unrelated to the basic shareholders or by investors related to them.

The Company classifies the Bond Loan as an available for sale financial asset on the condensed consolidated balance sheets. The Company recognizes interest income within the condensed consolidated statement of operations. For the three and nine months ended September 30, 2022, the Company recognized $6 thousand of interest income related to the Bond Loan within the condensed consolidated statements of operations.

The Bond Loan is remeasured to its fair value at each reporting period and upon settlement. The estimated fair value of the Bond Loan is determined using Level 3 inputs by using a discounted cash flow model. The change in fair value is recognized within the condensed consolidated statements of comprehensive loss. The Company did not recognize any unrealized gain / (loss) from the agreement date of May 25, 2022 through September 30, 2022.

Warrant Liability

The Company accounts for the 26,369,557 warrants (comprising of 22,029,279 Public Warrants and 3,940,278 Private Placement Warrants) issued in connection with the initial public offering and the 400,000 Working Capital Warrants issued at the consummation of the Business Combination in accordance with ASC 815-40-15-7D. If the warrants do not meet the criteria for equity treatment, they must be recorded as liabilities. We have determined that only the Private Placement Warrants and Working Capital Warrants must be recorded as liabilities and accordingly, the Company classifies these warrant instruments as liabilities at their fair value and adjusts the instruments to fair value at each reporting period. These liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statement of operations. The fair value of the Private Placement Warrants and the Working Capital Warrants has been determined using either the quoted price, if available, or was based on a modified Black-Scholes-Merton model. The fair value of the Private Placement Warrants and the Working Capital Warrants has been determined based on a modified Black-Scholes-Merton model for the three and nine months ended September 30, 2022 and 2021.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies that are adopted by Advent as of the specified effective date. Unless otherwise discussed, Advent believes that the impact of recently issued standards that are not yet effective will not have a material impact on Advent’s financial position or results of operations under adoption.

See Note 2 in the condensed consolidated financial statements included elsewhere in this report for more information about recent accounting pronouncements, the timing of their adoption and Advent’s assessment, to the extent Advent has made one, of their potential impact on Advent’s financial condition and results of operations.

Supplemental Non-GAAP Measures and Reconciliations

In addition to providing measures prepared in accordance with GAAP, we present certain supplemental non-GAAP measures. These measures are EBITDA, Adjusted EBITDA and Adjusted Net Income / (Loss), which we use to evaluate our operating performance, for business planning purposes and to measure our performance relative to that of our peers. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore may differ from similar measures presented by other companies and may not be comparable to other similarly titled measures. We believe these measures are useful in evaluating the operating performance of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for net income, operating expense and income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. The calculation of these non-GAAP measures has been made on a consistent basis for all periods presented.

EBITDA and Adjusted EBITDA

These supplemental non-GAAP measures are provided to assist readers in determining our operating performance. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe EBITDA and Adjusted EBITDA are frequently used by securities analysts and investors when comparing our results with those of other companies. EBITDA differs from the most comparable GAAP measure, net income / (loss), primarily because it does not include interest, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets. Adjusted EBITDA adjusts EBITDA for transactional gains and losses, asset impairment charges, finance and other income and acquisition costs.

The following tables show a reconciliation of net loss to EBITDA and Adjusted EBITDA for the three and nine months ended September 30, 2022 and 2021.

EBITDA and Adjusted EBITDA	Three months ended September 30, (unaudited)			Nine months ended September 30, (unaudited)
(in Millions of US dollars)	2022	2021	$ change	2022	2021	$ change
Net loss	$(11.47)	$(11.28)	(0.19)	$(26.71)	$(11.52)	(15.19)
Depreciation of property and equipment	$0.35	$0.15	0.20	$1.13	$0.18	0.95
Amortization of intangibles	$0.69	$0.31	0.38	$2.11	$0.47	1.64
Finance income / (expenses), net	$0.00	$0.01	(0.01)	$0.01	$0.03	(0.02)
Other income / (expenses), net	$0.00	$0.02	(0.02)	$0.22	$(0.08)	0.30
Foreign exchange differences, net	$0.03	$0.02	0.01	$0.05	$0.00	0.05
Income taxes	$(0.56)	$0.00	(0.56)	$(1.66)	$0.00	(1.66)
EBITDA	$(10.96)	$(10.77)	(0.19)	$(24.85)	$(10.92)	(13.93)
Net change in warrant liability	$0.91	$(2.42)	3.33	$(7.25)	$(15.83)	8.58
One-Time Transaction Related Expenses (1)	$-	$-	-	$-	$5.87	(5.87)
One-Time Transaction Related Expenses (2)	$-	$0.89	(0.89)	$-	$0.89	(0.89)
Executive Severance (3)	$-	$2.44	(2.44)	$-	$2.44	(2.44)
Adjusted EBITDA	$(10.05)	$(9.86)	(0.19)	$(32.10)	$(17.55)	(14.55)

(1)	Bonus awarded after consummation of the Business Combination effective February 4, 2021.
(2)	Transaction costs related to the acquisition of SerEnergy/FES.
(3)	Former Financial Officer resignation.

Adjusted Net Loss

This supplemental non-GAAP measure is provided to assist readers in determining our financial performance. We believe this measure is useful in assessing our actual performance by adjusting our results from continuing operations for changes in warrant liability and one-time transaction costs. Adjusted Net Loss differs from the most comparable GAAP measure, net loss, primarily because it does not include one-time transaction costs and warrant liability changes. The following table shows a reconciliation of net loss for three and nine months ended September 30, 2022 and 2021.

Adjusted Net Loss	Three months ended September 30, (unaudited)			Nine months ended September 30, (unaudited)
(in Millions of US dollars)	2022	2021	$ change	2022	2021	$ change
Net loss	$(11.47)	$(11.28)	(0.19)	$(26.71)	$(11.52)	(15.19)
Net change in warrant liability	$0.91	$(2.42)	3.33	$(7.25)	$(15.83)	8.58
One-Time Transaction Related Expenses (1)	$-	$-	-	$-	$5.87	(5.87)
One-Time Transaction Related Expenses (2)	$-	$0.89	(0.89)	$-	$0.89	(0.89)
Executive Severance (3)	$-	$2.44	(2.44)	$-	$2.44	(2.44)
Adjusted Net Loss	$(10.56)	$(10.37)	(0.19)	$(33.96)	$(18.15)	(15.81)

(1)	Bonus awarded after consummation of the Business Combination effective February 4, 2021.
(2)	Transaction costs related to the acquisition of SerEnergy/FES.
(3)	Former Financial Officer resignation.

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

Advent is exposed to a variety of market and other risks, including the effects of changes in interest rates and inflation, as well as risks to the availability of funding sources, hazard events and specific asset risks.

Interest Rate Risk

Advent holds cash and cash equivalents for working capital, investment and general corporate purposes. As of September 30, 2022, Advent had a cash balance of approximately $42.4 million, consisting of operating and savings accounts which are not affected by changes in the general level of U.S. interest rates. Advent is not expected to be materially exposed to interest rate risk in the future as it intends to take on limited debt finance.

Inflation Risk

Advent does not believe that inflation currently has a material effect on its business. To mitigate cost increases caused by inflation, Advent has taken steps such as searching for alternative supplies at a lower cost and pre-buying materials and supplies at a more advantageous price in advance of its intended use.

Foreign Exchange Risk

Advent has costs and revenues denominated in euros, Danish krone and Philippine pesos, and therefore is exposed to fluctuations in exchange rates. To date, Advent has not entered into any hedging transactions to mitigate the effect of foreign exchange due to the relatively low exposure. As we increase in scale, we expect to continue to realize a portion of our revenues and costs in foreign currencies, and therefore expect to put in place appropriate foreign exchange risk mitigation features in due course.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2022. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective as of the end of the period covered by this report.

Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, that occurred during our most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II—OTHER INFORMATION

Item 1. Legal Proceedings.

We are from time to time subject to various claims, lawsuits and other legal and administrative proceedings arising in the ordinary course of business. Some of these claims, lawsuits and other proceedings may involve highly complex issues that are subject to substantial uncertainties, and could result in damages, fines, penalties, non-monetary sanctions or relief. However, we do not consider any such claims, lawsuits or proceedings that are currently pending, individually or in the aggregate, to be material to our business or likely to result in a material adverse effect on our future operating results, financial condition or cash flows.

Item 1A. Risk Factors.

In addition to the other information set forth in this Quarterly Report, for a discussion of risk factors that could significantly and negatively affect our business, financial condition, results of operations, cash flows and prospects, see the disclosure under the heading “Risk Factors” in our 2021 Annual Report and in Item 1A of our Quarterly Reports on Form 10-Q for quarterly periods subsequently filed. Such risks described are not the only risks facing us. Additional risks and uncertainties not currently known to us, or that our management currently deems to be immaterial, also may adversely affect our business, financial condition, results of operations, cash flows or prospects. There are no material changes to the risk factors described in the 2021 Annual Report and in Item 1A of our Quarterly Reports on Form 10-Q for quarterly periods subsequently filed.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

None.

Item 3. Default Upon Senior Securities.

None

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Other Information.

None.

Item 6. Exhibits

The following exhibits are being filed or furnished as part of this Quarterly Report on Form 10-Q:

Exhibit Number	Description

3.1	Second Amended and Restated Bylaws of Advent Technologies Holdings, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No: 001-38742) filed on September 2, 2022).

31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a)

31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a)

32.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350

32.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350

101.INS*	Inline XBRL Instance

101.SCH*	Inline XBRL Taxonomy Extension Schema

101.CAL*	Inline XBRL Taxonomy Extension Calculation

101.LAB*	Inline XBRL Taxonomy Extension Labels

101.PRE*	Inline XBRL Taxonomy Extension Presentation

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

**	Furnished herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2022	ADVENT TECHNOLOGIES HOLDINGS, INC.

	By:	/s/ Kevin Brackman
Kevin Brackman
Chief Financial Officer
(Authorized Officer; Principal Financial and Accounting Officer)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 4, 2022

ADVENT TECHNOLOGIES HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38742	83-0982969
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

200 Clarendon Street

Boston, MA 02116

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (617) 655-6000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	ADN	The Nasdaq Capital Market
Warrants to purchase one share of common stock, each at an exercise price of $11.50	ADNWW	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On November 4, 2022, the Board of Directors (the “Board”) of Advent Technologies Holdings, Inc. (the “Company”) appointed Von McConnell as a Class I director with a term expiring at the Company’s 2024 annual meeting of stockholders. The Board has not appointed Mr. McConnell to any Board committees at this time. Mr. McConnell will receive the compensation for non-employee directors as described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2022. In addition, the Company will enter into its standard form of indemnification agreement with Mr. McConnell, which will provide indemnification protection for Mr. McConnell in connection with his service as a director of the Company. The Indemnification Agreement is substantially similar to the form filed as Exhibit 10.13 of the Company’s Current Report on Form 8-K, filed with the SEC on February 9, 2021.

There are no arrangements or understandings between Mr. McConnell and any other person pursuant to which he was appointed to serve on the Board and Mr. McConnell does not have a direct or indirect material interest in any “related party” transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K. There are no family relationships between Mr. McConnell and any director or executive officer of the Company.

Item 7.01	Regulation FD Disclosure.

On November 4, 2022, the Company issued a press release announcing the appointment of Mr. McConnell as a director of the Company. A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

The information included in this Item 7.01 and Exhibit 99.1 of this Current Report on Form 8-K is not deemed to be “filed” for purposes of Section 18 of the Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall this item and Exhibit 99.1 be incorporated by reference into the Company’s filings under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such future filing.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description
99.1	Press Release dated November 4, 2022 regarding the appointment of Mr. Von McConnell as a director of Advent Technologies Holdings, Inc.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ADVENT TECHNOLOGIES HOLDINGS, INC.

	By:	/s/ James F. Coffey
Dated: November 4, 2022		Name:	James F. Coffey
		Title:	Chief Operating Officer and General Counsel

2